UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Pulse Electronics Corporation
Name of Subject Company (issuer)

Pulse Electronics Corporation
OCM PE Holdings, L.P.
OCM PE Merger Sub, Inc.
(Names of Filing Persons)

Common Stock, Par Value $0.125 Per Share
(Title of Class of Securities)

74586W 205
(CUSIP Number of Class of Securities)

Kenneth M. Schneider, Esq. Paul, Weiss, Rifkind, Wharton & Garrison, LLP 1285 Avenue of the Americas New York, New York 10019-6064 Phone: 212-373-3000 Fax: 212-757-3990	Victor H. Boyajian, Esq. Ira L. Kotel, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020-1089 Phone: 212-768-5349 Fax: 212-768-6800	Craig M. Garner, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 Phone: 858-523-5400 Fax: 858-523-5450

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$26,040,676.50	$3,025.93
*	Estimated for purposes of calculating the filing fee only. This amount includes (a) the acquisition of 11,333,333 shares of common stock, par value $0.125 per share (“Common Stock”), directly from Pulse Electronics Corporation in an investment transaction at $1.50 per share, (b) the acquisition of all outstanding shares of Common Stock (other than the shares already owned by OCM PE Holdings, L.P. (“Parent”) and its affiliates) in a subsequent merger transaction (the “Merger”) at $1.50 per share, (c) the payment to all holders of restricted stock units, which will become fully vested and cancelled as of the effective time of the Merger, of $1.50 for each restricted stock unit and (d) the payment to all holders of Common Stock received in exchange for warrants exercised in accordance with their terms of $1.50 per share. As of February 28, 2015, there were 5,473,212 shares of Common Stock issued and outstanding that were not beneficially owned by Parent, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 29,746 shares of Common Stock not beneficially owned by Parent and its affiliates. Because all outstanding options have an exercise price greater than $1.50, they will be cancelled in connection with the Merger for no consideration and are not included in the calculation.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Schedule I – Directors and Executive Officers of the Filing Persons

Annex A – Investment Agreement and Agreement and Plan of Merger

Annex B – Opinion of Houlihan Lokey Capital, Inc.

Annex C – Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law – Dissenters Rights

i

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Pulse Electronics Corporation, a Pennsylvania corporation (“Pulse” or the “Company”), OCM PE Holdings, L.P., a Delaware limited partnership (“Parent”), and OCM PE Merger Sub, Inc., a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Throughout this Statement, Pulse, Parent and Merger Sub are collectively referred to as the “Filing Persons.” As of February 28, 2015, Parent and other affiliates of investment funds managed by Oaktree Capital Management, L.P. (collectively, “Oaktree”) owned approximately 68.7% of the outstanding shares of common stock, par value $0.125 per share, of Pulse (“Common Stock”).

This Statement relates to a proposed going private transaction (the “Transaction”) that will be effected in accordance with the provisions of an Investment Agreement and Agreement and Plan of Merger, dated February 28, 2015, by and among Pulse, Parent and Merger Sub (the “Merger Agreement”). The Merger Agreement provides for the following transactions: (a) the extension of a loan (the “Loan”) by Parent or its affiliates to the Company (or one or more of its subsidiaries) in the amount of $8.5 million within 30 days of the date of the Merger Agreement, subject to the execution of mutually acceptable definitive loan, guarantee or collateral documentation and the satisfaction of certain other specified conditions precedent; (b) at the closing, the contribution by Parent of $17.0 million in cash less the principal amount of the Loan, if any, to the Company, and the conversion of any such Loan, in exchange for such number of shares of Common Stock as shall be determined by dividing the aggregate investment amount of $17.0 million (together with accrued interest, dividends or other amounts accrued thereon) by $1.50, with the result that Parent and affiliates of investment funds managed by Oaktree will own in excess of 80% of the outstanding shares of Common Stock (collectively, the “Investment”); and (c) following the consummation of the Investment, the short-form merger of Merger Sub with and into Pulse (the “Merger”) with Pulse continuing as the surviving corporation in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”). A copy of the Merger Agreement is attached to this Statement as Annex A.

Upon the consummation of the Merger, each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Parent, Merger Sub or their affiliates and shares as to which the holder has properly asserted statutory dissenters rights under the PBCL) will be cancelled and converted into the right to receive cash in an amount equal to $1.50 per share, without interest (the “Merger Price”). Following the Merger, the separate corporate existence of Merger Sub will cease, and Pulse will continue its corporate existence under Pennsylvania law as the surviving corporation and as a direct wholly-owned subsidiary of Parent. Pulse will terminate its reporting obligations to the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Common Stock will no longer be publicly traded on the over-the-counter markets (“OTC Markets”).

Following the Investment and immediately prior to the Merger, Parent will own in excess of 80% of the outstanding Common Stock. Under the PBCL, because Parent will own at least 80% of the outstanding Common Stock, the Merger will be effected without any action required by the shareholders of Pulse. Holders of Common Stock will not be entitled to vote their shares with respect to the Merger, but will be entitled to certain dissenters rights under the PBCL. Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters rights under the PBCL, will be set forth in a Letter of Transmittal and Notice of Dissenters Rights that will be mailed to the unaffiliated shareholders of Pulse (the “Shareholders”) as of the effective date of the Merger (the “Effective Date”) within five business days following the Effective Date. These documents should be read carefully.

The Transaction has been approved by Pulse’s board of directors (the “Board”), based on a unanimous recommendation from a special committee consisting solely of independent and disinterested directors (the “Special Committee”). The Special Committee was formed by the Board in October 2014 to evaluate and negotiate the terms of the Transaction on behalf of Pulse and the Shareholders and to consider alternatives to the Transaction. The Special Committee retained Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) as its independent financial advisor and Latham & Watkins LLP (“Latham”) as its independent legal counsel. As described in detail below, Houlihan Lokey has delivered an opinion to the Special Committee and the Board that, as of the date of such opinion, the Merger Price was fair, from a financial point of view, to the holders of Common Stock, other than holders of dissenting shares and Parent, Merger Sub and any of their affiliates (the “Merger Price Recipients”).

This Statement and the documents incorporated by reference in this Statement include certain forward-looking statements. These statements appear throughout this Statement and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ potential actions and strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors including, but not limited to (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the failure to satisfy conditions to complete the proposed Transaction on the terms described herein, or at all; (c) risks related to disruption of management’s attention from Pulse’s ongoing business operations due to the proposed Transaction; (d) the effect of the announcement of the proposed Transaction on Pulse’s relationships with its customers, suppliers, operating results and business generally; and (e) the other factors identified in the “Risk Factors” section of Pulse’s Annual Report on Form 10-K for the year ended December 27, 2013 as filed with the SEC on March 13, 2014, and its subsequent filings with the SEC.

The information contained in this Statement concerning Pulse was supplied by Pulse and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information contained in this Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including Pulse, is responsible for the accuracy of any information supplied by any other Filing Person.

SUMMARY TERM SHEET

This summary and the remainder of this Statement include information describing the Transaction involving Pulse, Parent and Merger Sub, how the Transaction affects you, what your rights are with respect to the Transaction as a Shareholder of Pulse, and the position of the Filing Persons as to the fairness of the Transaction to you. You are urged to read the entire Statement.

Purposes of the Transaction (Page 12)

Immediately prior to the Merger and following the consummation of the Investment, Parent will hold in excess of 80% of the outstanding shares of Common Stock. In accordance with the provisions of the PBCL and the terms of the Merger Agreement, the Filing Persons intend to cause Merger Sub, a wholly-owned subsidiary of Parent that was recently incorporated in Pennsylvania solely for the purpose of effecting the Merger, to merge with and into Pulse, with Pulse continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The primary purposes of the Transaction include providing the Shareholders with a source of liquidity at a fair value, providing Pulse with ready access to required capital in the form of the Investment and enabling Pulse to deregister its Common Stock from Section 12(g) of the Exchange Act and to suspend its filing obligations under Section 15(d) of the Exchange Act. The Merger Price represents a premium of 30.4% over the closing price of the Common Stock on the OTC Markets as of February 27, 2015, the last trading day prior to the public announcement of the Transaction. Upon the completion of the Transaction, the Shareholders will be provided with a source of liquidity that the current public markets do not provide. Further, the Transaction represents an opportunity for Pulse to continue to operate without the obligation and related expenses of compliance with public company reporting requirements. As a result of the Transaction, public ownership of the Common Stock will be eliminated, thereby reducing the significant administrative and financial burdens associated with remaining a public company.

Principal Terms of the Merger

Pursuant to SEC rules, the Filing Persons are obligated to file this Statement with the SEC at least 30 days prior to effecting the Transaction and distribute this Statement to the Shareholders at least 20 days prior to effecting the Transaction. The Transaction will take the form of the Investment immediately followed by the Merger, each as described below.

The Investment

As of February 28, 2015, Parent and affiliates of investment funds managed by Oaktree held 11,999,585 shares of Common Stock, representing approximately 68.7% of the issued and outstanding shares of Common Stock. Subject to the conditions set forth in the Merger Agreement, Parent or its affiliates will make the Loan to Pulse or one of its subsidiaries within 30 days of the date of the Merger Agreement on economic and other terms no less favorable to Pulse than the terms of Pulse’s existing Term B Loans pursuant to its existing credit agreement, subject to the execution of mutually acceptable definitive loan, guarantee or collateral documentation (and the satisfaction of certain other specified conditions precedent), in an aggregate principal amount equal to $8.5 million.

At the closing of the Transaction, Parent will contribute to Pulse, or cause to be contributed, an amount of cash equal to $17.0 million less the principal amount of the Loan, if any, in exchange for shares of Common Stock, and the Loan will convert into shares of Common Stock, in each case at a per share price equal to the Merger Price, subject to adjustment, such that Parent will own in excess of 80% of the outstanding shares of Common Stock. The Loan and the cash contribution are expected to provide Pulse with needed capital to address liquidity constraints it faces in, among other things, meeting obligations to customers and vendors and covering restructuring costs associated with management’s turnaround efforts.

The Merger

Immediately following the closing of the Investment, in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL and the terms of the Merger Agreement: (a) Parent will cause Merger Sub to be merged with and into Pulse, (b) the separate corporate existence of Merger Sub will cease, and (c) Pulse will continue its corporate existence under Pennsylvania law as the surviving corporation in the Merger and as a direct wholly-owned subsidiary of Parent. Under the PBCL, no action is required by the Shareholders for the Merger to become effective. Holders of Common Stock will not be entitled to vote their shares with respect to the Merger, but will be entitled to certain dissenters rights under the PBCL and the Merger Agreement.

Merger Price

As of the Effective Date, each share of Common Stock held by the Shareholders will be cancelled and automatically converted into the right to receive $1.50 in cash, without interest.

Outstanding Shares of Pulse’s Capital Stock; Treatment of Options, RSUs and Warrants; Ownership by the Parties

As of February 28, 2015, a total of 17,472,797 shares of Common Stock were outstanding. In addition, as of February 28, 2015, Pulse had outstanding options to purchase 117,490 shares of Common Stock at a weighted average exercise price of $11.42, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 95,601 shares of Common Stock at a weighted average exercise price of $0.10. Because all options have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger for no consideration. All restricted stock units of Pulse outstanding that have not vested will become fully vested and will be cancelled as of the effective time of the Merger, and the holder thereof will become entitled to receive, for each such restricted stock unit, $1.50 in cash, without interest. Warrants exercised in accordance with their terms prior to the effective time of the Merger will be exchanged for shares of Common Stock. On March 3, 2015, Oaktree exercised 65,855 warrants that it owned.

As of February 28, 2015, Parent and affiliates of investment funds managed by Oaktree beneficially owned 11,999,585 shares of Common Stock, representing approximately 68.7% of the outstanding shares of Common Stock. Pursuant to the terms of the Investment, Parent will acquire an additional 11,333,333 shares of Common Stock, raising its ownership above 80% of the outstanding shares of Common Stock.

Merger Sub does not currently hold any shares of capital stock of Pulse.

Payment for Shares

Instructions for surrendering your stock certificates will be set forth in a Letter of Transmittal and Notice of Dissenters Rights, which will include a formal notice of dissenters rights pursuant to the PBCL and will be mailed to shareholders of record within five business days following the Effective Date of the Merger. These documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Any failure to comply with their terms will result in an irrevocable loss of such right. Shareholders seeking to assert their statutory right to dissent are encouraged to seek advice from legal counsel.

Source and Amount of Funds

The total amount of funds expected to be required to effect the Transaction is estimated to be approximately $26.0 million, which consists of (a) $17.0 million in connection with the Investment and (b) approximately $9.0 million to be paid to the Merger Price Recipients and holders of restricted stock units in connection with the Merger. The funds will be provided by Parent from its available cash resources. There are no financing conditions to the Transaction, or alternative financing plans.

Effects of the Merger (Page 16)

Completion of the Merger will have the following effects:

•	Pulse will become a privately-held corporation, with Parent owning all of the Common Stock of Pulse.
•	Subject to the assertion of statutory dissenters rights, each share of Common Stock held by the Shareholders will be converted into the right to receive the Merger Price in cash, without interest, and without any further action by the Shareholders.
•	Because all outstanding options have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger for no consideration.
•	Outstanding restricted stock units will become fully vested and cancelled at the effective time of the Merger, and each holder thereof, for each outstanding restricted stock unit, will be entitled to receive the Merger Price in cash, without interest.
•	Warrants exercised in accordance with their terms prior to the effective time of the Merger will be exchanged for shares of Common Stock.

•	The Shareholders will not have the opportunity to participate in the future earnings and growth, if any, of Pulse, and the Shareholders will no longer bear the risk of losses generated by Pulse’s operations or the decline in value of Pulse after the Merger.
•	The shares of Common Stock will no longer be publicly traded. Pulse will no longer be subject to the costly reporting and other expensive and burdensome disclosure requirements of the Exchange Act.

Conditions to the Merger

Each party’s obligation to complete the Loan and the Transaction is subject to the satisfaction or waiver (by each of Pulse, Parent and Merger Sub) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction, the absence of any law or order of a governmental authority prohibiting the applicable closing.
•	With respect to the closing of the Transaction, compliance with the requirements of Rule 13e-3 under the Exchange Act, including the passage of at least 30 days from the date that this Statement has been filed with the SEC and the SEC or its staff having confirmed to Pulse that the SEC and its staff have no outstanding comments with respect to this Statement.

The obligation of Parent and Merger Sub to complete the Loan and the Transaction is subject to the satisfaction or waiver (by Parent and Merger Sub) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction:
•	the representations and warranties of Pulse set forth in the Merger Agreement being true and correct in all respects as of the date of each closing, except (a) where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on Pulse, and (b) the representations and warranties of Pulse set forth in the Merger Agreement with respect to Pulse’s capitalization must be true and correct in all material respects as of the date of each closing;
•	Pulse having performed and complied with in all material respects the obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by it prior to each closing;
•	there shall not have occurred any event, condition, fact, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pulse; and
•	the delivery of certain certificates by Pulse to Parent.
•	With respect to the closing of the Transaction, the delivery of certain tax certificates by Pulse to Parent and the delivery of written resignations of each of the directors of Pulse.

The obligation of Pulse to complete the Loan and the Transaction is subject to the satisfaction or waiver (by Pulse) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction:
•	the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct in all respects as of the date of each closing, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Loan or the Transaction;
•	Parent and Merger Sub having performed and complied with in all material respects the obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by them prior to each closing; and
•	the delivery of certain certificates by Parent to Pulse.

Position of Pulse as to the Fairness of the Transaction (Page 18)

The Board has concluded that the Transaction, including the Investment and the Merger, is both procedurally and substantively fair to the Shareholders. Kaj Vazales, the director designated to the Board by Oaktree, abstained from such decision. The Board based its conclusions primarily on the following factors:

•	The determination by the Special Committee, consisting solely of independent and disinterested directors of Pulse, that the Transaction is fair to, and in the best interests of, Pulse and the Shareholders.
•	The Special Committee’s and the Board’s receipt of a written opinion of Houlihan Lokey, independent financial advisor to the Special Committee, as to the fairness, from a financial point of view, as of the date of the opinion, of the Merger Price to the Merger Price Recipients.
•	The Shareholders currently have limited liquidity with respect to the Common Stock, and the Merger Price will enable the Shareholders to immediately realize cash for their shares of Common Stock.
•	The Merger Price, at $1.50 per share, represents a 30.4% premium to the closing price of the Common Stock on February 27, 2015, the last trading day prior to the public announcement of the Transaction, and is attractive in light of the risks associated with Pulse’s business operations, financial performance, profitability, growth prospects and capital needs.
•	The Investment improves Pulse’s liquidity position, allowing the Company to address immediate obligations with respect to vendor payables and to move forward with management’s planned restructuring associated with Pulse’s turnaround efforts, and eliminates the possibility that Pulse will need to file for bankruptcy in the foreseeable future. Given the amount of Pulse’s indebtedness, it is unlikely that the Shareholders would receive much, if any, cash consideration in connection with a bankruptcy filing.
•	The Shareholders will be entitled to dissenters rights under Subchapter D of Chapter 15 of the PBCL and the Merger Agreement.

In addition to the foregoing factors and analyses that support the Board’s belief that the Transaction is procedurally and substantively fair to the Shareholders, the Board has also weighed the following factors:

•	Following the consummation of the Merger, the Shareholders will cease to participate in the future earnings or growth, if any, of Pulse, or benefit from an increase, if any, in the value of their holdings in Pulse.
•	Because the Merger is being effected pursuant to a short-form merger under Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL, the Shareholders will not have the opportunity to vote on the Merger.

After giving due consideration to these factors, the Board concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Board considered to support its belief that the Transaction is procedurally and substantively fair to the Shareholders.

Positions of the Oaktree Filing Persons as to the Fairness of the Transaction (Page 21)

Parent and Merger Sub have concluded that the Transaction, including the Investment and the Merger, is both procedurally and substantively fair to the Shareholders.

Opinion of Houlihan Lokey Capital, Inc. (Page 21)

In connection with the Transaction, at a meeting of the Special Committee on February 26, 2015, Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed by a written opinion, delivered by Houlihan Lokey to the Special Committee and the Board on February 27, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Merger Price to be received by the Merger Price Recipients in the Merger was fair, from a financial point of view, to such recipients.

The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion, dated February 27, 2015, which is attached as Annex B to this Statement. You should read the opinion in its entirety for a discussion of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Houlihan Lokey’s opinion was directed to the Special Committee and the Board and only addressed the fairness from a financial point of view of the Merger Price to be received by the

Merger Price Recipients in the Merger and does not address any other aspect or implication of the Transaction. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee or the Board or any shareholder as to how to act with respect to the Merger or related matters.

Dissenters Rights (Page 29)

Under Subchapter D of Chapter 15 of the PBCL, holders of Common Stock are entitled to dissenters rights to obtain payment of the fair value of their shares of Common Stock in connection with the Merger. Shareholders who assert their dissenters rights in accordance with Subchapter D of Chapter 15 of the PBCL will not be entitled to surrender their shares of Common Stock for payment in the manner otherwise provided in the Merger Agreement. Within five business days following the Effective Date of the Merger, a Letter of Transmittal and Notice of Dissenters Rights, containing a formal notice of dissenters rights pursuant to, in accordance with, and constituting the requisite notice under, the PBCL, will be mailed to shareholders of record, which should be read carefully. If you would like to assert dissenters rights, you must comply with the procedures specified in these documents and in Subchapter D of Chapter 15 of the PBCL. A copy of Subchapter D of Chapter 15 of the PBCL is attached hereto as Annex C. Failure to comply with its terms may result in an irrevocable loss of such dissenters right. Shareholders seeking to assert their dissenters rights are encouraged to seek advice from legal counsel.

Where You Can Find More Information

Additional information regarding Pulse is available from its public filings with the SEC. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 32 and 33, respectively, of this Statement.

SPECIAL FACTORS

Background of the Transaction

As has been previously publicly disclosed, in order to address urgent liquidity constraints that Pulse was facing at the time, on November 7, 2012, Pulse, certain of its subsidiaries and certain affiliates of investment funds managed by Oaktree entered into (a) an agreement, as further amended, restated, supplemented or modified from time to time, to recapitalize Pulse (the “Investment Agreement”) and (b) an Amended and Restated Credit Agreement, as further amended, restated, supplemented or modified from time to time (the “Credit Agreement”), under which Oaktree became Pulse’s principal lender. The material terms of the Investment Agreement and the Credit Agreement have been previously disclosed pursuant to Pulse’s filings with the SEC.

Under the Investment Agreement and the Credit Agreement, Oaktree initially agreed to make investments in, and loans to, Pulse equal to approximately $103.5 million in the aggregate. The recapitalization occurred following notifications in September and October 2012 to Pulse by the New York Stock Exchange (“NYSE”) that Pulse was not in compliance with two of the NYSE’s continued listing standards, which require (a) companies whose total stockholders’ equity is less than $50.0 million to maintain an average global market capitalization over a consecutive 30 trading-day period of not less than $50.0 million (the “Capitalization Requirement”) and (b) any security listed on the NYSE to trade at a minimum average closing share price of $1.00 during any consecutive 30 trading-day period. At the time, Pulse believed that the recapitalization, together with other measures, could bring Pulse back into compliance with these requirements within the applicable time periods required by NYSE rules.

The recapitalization contemplated by the Investment Agreement and the Credit Agreement closed on November 20, 2012, and initially consisted of: (a) a $75.0 million senior secured Term A Loan; (b) an approximately $28.5 million secured Term B Loan issued in exchange for approximately $28.5 million principal amount, together with unpaid interest, of Pulse’s then outstanding 7% senior convertible notes due December 2014 (the “Senior Convertible Notes”) held by Oaktree; (c) the issuance to Oaktree of shares of Common Stock that, when included with Common Stock and warrants Oaktree already owned, represented approximately 49% of the outstanding Common Stock; and (d) the issuance to Oaktree of a warrant (the “Technitrol Warrant”) to purchase 19.9% of the common stock of Technitrol Delaware, Inc., a wholly-owned subsidiary of Pulse.

On January 22, 2013, following a special meeting of Pulse’s shareholders to approve certain amendments to Pulse’s articles of incorporation, including the authorization of 1,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”), Pulse issued such Series A Preferred Stock to Oaktree in accordance with Pulse’s obligations under the Investment Agreement. In connection with such issuance, the Technitrol Warrant was terminated. The terms of the Series A Preferred Stock provided that in the event of the discharge of Pulse’s Senior Convertible Notes, the Series A Preferred Stock would automatically convert into such number of shares of Common Stock as would result in Oaktree having received 64.3795% of the equity of Pulse in connection with the Investment Agreement (on a fully diluted basis as of immediately following November 20, 2012 and without giving effect to shares of Common Stock and warrants owned by Oaktree prior to November 20, 2012).

On March 11, 2013, to eliminate concern about Pulse’s ability to meet its commitments to customers and vendors, Oaktree and Pulse entered into a letter agreement, which included an incremental term loan commitment of $23.0 million upon which Pulse had the right to draw if its Common Stock were delisted from the NYSE and the holders of Pulse’s Senior Convertible Notes were to require Pulse to repurchase such notes. Terms of the incremental term loan (which was never drawn) were to be identical to those of the Term A Loan made under the Credit Agreement on November 20, 2012. Additionally, Oaktree agreed to forbear from taking any action permitted to be taken under the Credit Agreement in connection with certain specified defaults, including defaults arising from any failure by Pulse to satisfy certain financial covenants of the loans thereunder, including leverage and minimum liquidity restrictions, through 2013. In consideration for the forbearance and additional commitment, Pulse agreed to adjust the conversion ratio for the Series A Preferred Stock held by Oaktree such that the total Common Stock to be issued to Oaktree upon conversion of such Series A Preferred Stock would equal approximately 67.9% of Pulse’s outstanding Common Stock (on a fully diluted basis as of immediately following November 20, 2012 and without giving effect to shares of Common Stock and warrants owned by Oaktree prior to November 20, 2012).

On February 21, 2014, Pulse entered into agreements (the “Note Agreements”) with Angelo Gordon & Co., L.P., Cannell Capital LLC, Harber Capital, LLC, Oppenheimer & Co. Inc. and Wolverine Flagship Fund Trading Limited (the “Noteholders”), who were collectively holders of $20.7 million of principal amount of the Senior Convertible Notes, to exchange such Senior Convertible Notes held by the Noteholders for an aggregate of:

(a) 1,107,400 shares of Common Stock; (b) $14.9 million of principal of new Term B Loans (which had the same terms as the Term B Loans issued in Pulse’s recapitalization transaction with Oaktree in November 2012); and (c) $2.1 million in cash. The $20.7 million in principal amount of the Senior Convertible Notes held by the Noteholders and exchanged in the exchange transactions represented approximately 93% of the then aggregate outstanding principal of the Senior Convertible Notes. The holders of the remaining outstanding $1.6 million Senior Convertible Notes were paid on May 1, 2014.

In connection with the entry into the Note Agreements, Oaktree and Pulse agreed to convert the Series A Preferred Stock held by Oaktree into Common Stock, as a result of which Oaktree became the owner of approximately 69.8% of the then outstanding Common Stock (including shares of Common Stock and warrants owned by Oaktree prior to November 20, 2012). Also in connection with the entry into the Note Agreements, and as previously disclosed, Pulse entered into an amendment to its Credit Agreement, which, in addition to providing for the new Term B Loans held by the Noteholders, also provided, among other things, for certain relief from Pulse’s financial covenants following the February 21, 2014 closing and for the waiver of certain existing specified defaults or events of default under the Credit Agreement (subject to the terms of such amendment). In consideration for the amendments, waivers and other agreements consented to by the lenders, Pulse paid Oaktree an amendment payment of 1.5% of the aggregate term loan principal held by Oaktree at the time, or approximately $1.8 million, which was paid in kind, and capitalized and added to the loan principal of Pulse’s outstanding Term A Loans and Term B Loans held by Oaktree on a pro rata basis.

On June 25, 2014, Pulse was notified by the NYSE that Pulse had again fallen below the NYSE’s Capitalization Requirement.

On September 25, 2014, after careful consideration, including, among other factors, the savings and benefits that would be expected to result from significantly reduced annual accounting and legal costs and administrative burdens associated with SEC reporting obligations and compliance with the Sarbanes-Oxley Act, as well as expected greater operational efficiencies that would be expected to allow Pulse to better focus on its business, the Board determined to voluntarily delist from the NYSE and deregister the Common Stock with the SEC. The decision to deregister was based on information received from Pulse’s transfer agent that Pulse had fewer than 300 holders of record, which would permit Pulse to suspend its reporting obligations in accordance with Rule 12h-3(b)(1)(i) under the Exchange Act. Kaj Vazales, the director designated to the Board by Oaktree, abstained from such decision.

In late October 2014, in an ordinary course discussion regarding Pulse’s operations and performance, members of management informed Mr. Vazales of their view that, in the wake of the deregistration announcement, a transaction demonstrating to the market the Board’s and management’s confidence in Pulse’s business plan and financial wherewithal to continue as a going concern would be of benefit to Pulse. On October 22, 2014, representatives of Oaktree, Pulse, Oaktree’s counsel at Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), and Pulse’s counsel at Dentons US LLP (“Dentons”) convened to discuss potential alternatives available to Pulse. On the same day, subsequent to that call, Oaktree instructed Paul, Weiss to contact Dentons to discuss alternatives, including that if Pulse were interested in exploring a financing or other transaction with Oaktree, Oaktree would be open to such discussions.

On October 30, 2014, during a regularly scheduled meeting of the Board, the Board discussed possible transactions to demonstrate to the public confidence in Pulse, including a potential transaction with Oaktree. Mr. Vazales recused himself from such discussion. In the ensuing discussion, the Board determined to establish the Special Committee, consisting solely of independent and disinterested directors, to review and consider a potential transaction with Oaktree or third parties, and to negotiate and approve or reject any such transaction. The Board initially appointed John E. Major and Steven G. Crane to serve on the Special Committee, with Mr. Major serving as Chairman of the Special Committee. On November 14, 2014, the Special Committee engaged Latham as independent counsel to advise the Special Committee in connection with any such potential transaction. The Special Committee also subsequently determined to engage Dechert LLP (“Dechert”) as its independent Pennsylvania legal counsel to work with Latham on matters pertaining to Pennsylvania law.

On November 25, 2014, representatives of Latham and Paul, Weiss had an introductory call. Paul, Weiss discussed the history of Oaktree’s investment in Pulse, and Latham informed Paul, Weiss that the Special Committee was considering alternatives, including a transaction with Oaktree, but that Pulse was also focused on operations as it entered the holiday season. In that regard, Latham asked Paul, Weiss whether Oaktree would consider selling its interest in Pulse, thereby facilitating a third party transaction. Paul, Weiss responded that Oaktree was not interested in such a transaction at this time. Latham informed Paul, Weiss that the Special Committee was considering the engagement of other advisors and that Latham expected to be back in touch in early 2015 to discuss next steps, if any.

Following Latham’s engagement by the Special Committee, Latham conducted detailed independence interviews with each member of the Special Committee. As a result of such interviews, further consideration had been given to the fact that Mr. Major had been suggested to the Board’s Governance Committee as a director candidate by Oaktree in early 2013. Although Mr. Major had no formal affiliation with Oaktree and the Board believed he was independent from Oaktree in all respects, out of an abundance of caution and to avoid any appearance of a lack of independence in the composition of the Special Committee, the Board decided to replace Mr. Major with Gary E. Sutton on the Special Committee, and named Mr. Sutton as Chairman of the Special Committee at a regularly scheduled meeting of the Board on December 18, 2014.

During that same meeting, on December 18, 2014, Pulse’s management informed the Board that Pulse was facing liquidity constraints. Management informed the directors that, among other concerns, a significant portion of Pulse’s approximately $60.0 million in payables to vendors was past due. This shortfall was especially acute given that during the period leading up to the Chinese New Year, which would occur in mid-February 2015, Pulse’s historical practice has been to pay down its vendor base and engage in a cash-intensive buildup of its inventory, in each case to ensure that Pulse will remain well-supplied during the slowdown that its vendor base experiences during this holiday and for the coming year. In addition, the liquidity constraints highlighted by management also restricted Pulse’s ability to cover the restructuring costs associated with management’s turnaround efforts, which contemplate the reorganization of Pulse into market-focused business units.

Mr. Vazales, on behalf of Oaktree, the principal equity and debt holder of Pulse, informed the Board at the December 18, 2014 meeting that these liquidity constraints were of great concern, and that Oaktree would be willing to consider a capital infusion into Pulse, subject to the negotiation of mutually agreeable terms. Mr. Vazales then recused himself from further Board discussion.

On January 5, 2015, following interviews with multiple potential financial advisors, the Special Committee engaged Houlihan Lokey to advise the Special Committee in connection with any potential transaction undertaken by Pulse. In determining to engage Houlihan Lokey, the Special Committee considered the firm’s reputation, experience, independence and ability to run a full strategic transaction and valuation process. Having conducted detailed independence interviews with the firm, the Special Committee was informed and understood that the Houlihan Lokey deal team had done no work for Pulse or Oaktree or otherwise had any financial or other interest in the parties or any potential transaction, but that other employees of Houlihan Lokey had handled certain matters for and on behalf of Oaktree, and that such work represented an immaterial amount of Houlihan Lokey’s total revenues.

On January 14, 2015, representatives of Latham, Paul, Weiss, Dechert, and Morgan, Lewis & Bockius LLP (“Morgan Lewis”), counsel to Oaktree with respect to Pennsylvania law matters, had a conference telephone call to discuss the structure of a potential transaction between Pulse and Oaktree and related duties of the Special Committee and the Board under applicable law.

During the month of January 2015, the Special Committee held several telephonic meetings with representatives from its legal and financial advisors to discuss a potential transaction with Oaktree, as well as potential alternative financing and/or sale transactions in an effort to maximize value to the Shareholders.

At a meeting of the Special Committee on January 21, 2015, representatives of Houlihan Lokey provided the Special Committee with their preliminary analysis with respect to Pulse’s valuation. The representatives of Houlihan Lokey advised the Special Committee that due to Oaktree’s status as majority owner of Pulse’s outstanding equity and debt securities, any alternative transaction with potential investors other than Oaktree would be subject to the consent and approval of Oaktree, thus hindering any alternative transaction with a third party in light of Oaktree’s stated position that it was not interested in selling its interest in Pulse. Given Pulse’s liquidity constraints, the Special Committee determined that consummating a transaction with Oaktree would likely be the most beneficial means of providing needed financing to Pulse and maximizing value and liquidity for the Shareholders. Based on such advice, the Special Committee determined to approach Oaktree to solicit the terms on which it would be willing to provide a capital infusion into Pulse.

On January 21, 2015, the Special Committee sent Mr. Vazales an email requesting that Oaktree formally submit a proposal with respect to a potential transaction. Following this request, on January 22, 2015, Oaktree presented to the Special Committee a written proposal to make a $17.0 million equity infusion into Pulse, to address stretched accounts payable balances and restructuring costs, in exchange for newly issued shares of Common Stock. As part of Pulse’s overall cost savings and turnaround efforts, the offer required a rationalization of Pulse’s capital structure, with Oaktree becoming Pulse’s 100% equity owner. Oaktree’s initial proposal included a $1.20 per share price for the Common Stock not owned by Oaktree. Oaktree’s proposal contemplated a capital infusion immediately followed by a short-form merger of a merger subsidiary controlled by Oaktree with and into Pulse, which would result in Oaktree obtaining 100% of the equity of Pulse, and was not subject to the completion of any further due diligence of Pulse or any conditions.

On January 26, 2015, the Special Committee responded to Oaktree’s January 22, 2015 letter thanking Oaktree for its proposal and stating its belief that Oaktree’s proposed offer was inadequate. In particular, the Special Committee, via Latham, communicated to Oaktree via Paul, Weiss, that Oaktree’s proposal was inadequate in price and that it lacked certain structural protections, such as approval by a majority of the minority Shareholders.

Following this letter, on January 30, 2015, Mr. Vazales, representatives of Houlihan Lokey and members of the Special Committee had a meeting to discuss Houlihan Lokey’s preliminary analysis with respect to Pulse’s valuation. On a call on January 31, 2015 between Mr. Vazales and the Special Committee, Mr. Vazales verbally increased Oaktree’s offer to $1.45 per share.

Later that day, on January 31, 2015, in an email to Mr. Vazales, the Special Committee countered with a price of $1.50 per share. On February 2, 2015, in a new letter to the Special Committee, Oaktree agreed to increase its proposal to such price, subject to agreement on the structural terms of the transaction initially proposed by Oaktree, including the deletion of the majority of the minority vote requirement, and the negotiation of definitive documentation.

At a meeting of the Special Committee on February 2, 2015 following receipt of such letter, the Special Committee determined to accept such offer, subject to negotiation of definitive documentation, based on (a) the preliminary analysis of representatives of Houlihan Lokey as to Pulse’s valuation, and the fact that the price offered by Oaktree compared favorably to the estimates provided therein, (b) the belief that the Oaktree proposal presented the best alternative available to Pulse and its various constituencies and (c) the belief that the increased Merger Price of $1.50 per share, which represented a premium of 40.2% over the most recent closing price of the Common Stock on the OTC Markets as of January 30, 2015, outweighed the lack of certain structural protections initially sought by the Special Committee considering the totality of the circumstances, including Pulse’s liquidity constraints and immediate need for financing.

On February 3, 2015, Paul, Weiss sent Latham a draft Merger Agreement, which contemplated a transaction structured as described in Oaktree’s January 22, 2015 letter to Pulse. On February 5, 2015, Latham provided Paul, Weiss with certain comments to the draft agreement.

Also in early February 2015, in the course of preparing for the transaction and discussions with Pulse’s transfer agent, Pulse became aware of new information that the transfer agent may have incorrectly reported that Pulse had fewer than 300 holders of record at the time Pulse filed to deregister its Common Stock. Pulse completed its analysis during mid-February 2015, and determined that the information provided by the transfer agent had been incorrect. Therefore, on February 23, 2015, Pulse formally withdrew its SEC filings pursuant to which Pulse had deregistered its Common Stock and resumed compliance with the applicable reporting requirements of the Exchange Act.

On February 10, 2015, representatives of Paul, Weiss and Latham had a call to discuss the draft Merger Agreement in light of the potential requirement that Pulse withdraw its deregistration filings. It was determined that if Pulse were indeed a public registrant, a delay between the signing and closing of the transaction would be required pursuant to Rule 13e-3 under the Exchange Act. Latham informed Paul, Weiss that if a delayed closing was required, the Special Committee would require the inclusion of a “fiduciary out” provision in the event the Special Committee were to be presented with a superior proposal between signing and closing of the transaction.

As a result of Pulse’s analysis of the number of its record holders and the potential for withdrawal of the deregistration of its Common Stock, on February 16, 2015, Mr. Vazales sent the Special Committee an email that in light of the likely delay and consequent increased costs and risks associated with consummating a transaction, Oaktree would need to reevaluate the appropriateness of the $1.50 per share price. Mr. Vazales also noted that Oaktree’s instructions to its counsel were to continue to work with the Special Committee’s advisors to otherwise finalize definitive agreements as soon as possible.

On February 13, 2015, Paul, Weiss sent Latham a revised draft of the Merger Agreement. The draft provided for a staggered signing and closing, and provided a commitment of Oaktree to make a new Term B Loan, governed by the Credit Agreement, to Pulse in the pre-closing period, in order to address Pulse’s capital needs and which would convert to equity in connection with the closing. The draft included a customary provision prohibiting Pulse from soliciting, encouraging or entering into any negotiation, discussion or agreement with any third party with respect to the sale of equity of Pulse or its subsidiaries or all or any material portion of their assets. The draft provided, however, that Pulse and its representatives would be permitted, prior to the closing of the transactions contemplated by the draft Merger Agreement, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any third person in response to an unsolicited bona fide written acquisition proposal by such third person made after the date of the agreement and which the Special Committee concluded in good faith would be reasonably likely to lead to a superior proposal (based on the implied price per share of the Common Stock and considering all financial, legal, regulatory and other aspects of the third party offer) and if the Special Committee concluded in good faith (after consultation with outside legal counsel) that failure to engage in discussions and negotiations or provide any nonpublic information or data would be inconsistent with its duties under applicable law. In connection with the receipt of any such acquisition proposal, Pulse would be required to provide Oaktree with a copy of such proposal within 24 hours of receipt of such proposal and all nonpublic information or data provided to such third person. For such purposes, an acquisition proposal meant the acquisition of 100% of the outstanding shares of capital stock of Pulse (and, indirectly, its subsidiaries) or the acquisition of all or substantially all of Pulse’s consolidated assets. If Pulse determined to terminate the agreement to accept a superior proposal, Pulse would be required to reimburse all of Oaktree’s fees, costs and expenses incurred in connection with the proposed Oaktree transaction as liquidated damages.

On February 16, 2015, Latham sent Paul, Weiss comments to the draft Merger Agreement. Among other things, the threshold for an acquisition proposal that could constitute a superior proposal on the terms set forth in the Merger Agreement was reduced from 100% of Pulse’s outstanding equity to 80%. The Latham draft also provided that the new Oaktree Term B Loan would be required to be issued no later than five business days following the execution of the agreement.

On February 18, 2015, Paul, Weiss sent a revised draft of the Merger Agreement to Latham, which accepted the reduction of the acquisition proposal threshold to 80%. The revised draft also provided that the pre-closing loan committed by Oaktree could be secured or unsecured, at Oaktree’s election, and would be on economic terms substantially similar to the economic terms of the Term B Loans made under the Credit Agreement. In addition, the draft provided that to the extent such loans were not made prior to the 45th day following signing, Oaktree would contribute equity to Pulse in the form of preferred stock on economic terms substantially similar to the economic terms of the Term B Loans made under the Credit Agreement.

On February 19, 2015, Latham sent Paul, Weiss comments to the draft Merger Agreement. Among other things, Latham’s draft provided that Oaktree would be required, subject to agreement on definitive loan documentation, to make the new loans within 30 days following signing on economic and other terms no less favorable to Pulse than the terms of the Term B Loans made under the Credit Agreement.

Between February 20 and February 27, 2015, Latham and Paul, Weiss finalized negotiation of the Merger Agreement, including the structure under which the new loans would be made and, at closing, equity contributed, and the terms under which such loans and equity would convert to Common Stock at closing. On February 27, 2015, Oaktree confirmed via Paul, Weiss the $1.50 per share price for the Common Stock not owned by Oaktree. Dentons, Latham and Paul, Weiss also finalized the terms of certain consents and waivers that would be sought from the lenders under the Credit Agreement in connection with the transactions contemplated by the Merger Agreement and Pulse’s compliance with the maximum secured leverage ratio under the Credit Agreement with respect to the 2015 test period end dates.

On February 26, 2015, the Special Committee held a special meeting to consider the transactions contemplated by the Merger Agreement. In advance of the meeting, the Special Committee received a copy of the Merger Agreement and related documents, as well as a financial analysis by Houlihan Lokey concerning the Merger. At the meeting, Latham reviewed the terms of the Merger Agreement and the directors’ duties under applicable law. In addition, Houlihan Lokey presented its financial analysis of the Merger. The presentation included Houlihan Lokey’s oral opinion, later confirmed in writing, to the effect that, as of the date of such opinion, the Merger Price to be paid to the Merger Price Recipients was fair, from a financial point of view, to such recipients. Following discussion with its legal and financial advisors, the Special Committee unanimously resolved that the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to, and in the best interests of Pulse and the Shareholders. The Special Committee further unanimously resolved to recommend to the Board the approval of the transactions contemplated by the Merger Agreement, including the Investment and the Merger.

On February 27, 2015, the Board held a special meeting to consider the transactions contemplated by the Merger Agreement. In advance of the meeting, the Board received a copy of the Merger Agreement and related documents, as well as a financial analysis by Houlihan Lokey concerning the Merger. At the meeting, Latham reviewed the terms of the Merger Agreement and the directors’ duties under applicable law. In addition, Houlihan Lokey presented its financial analysis of the Merger. The presentation included Houlihan Lokey’s delivery of its written opinion to the Special Committee and the Board to the effect that, as of the date of such opinion, the Merger Price to be paid to the Merger Price Recipients was fair, from a financial point of view, to such recipients. Following discussion with its legal and financial advisors, and having considered the recommendation of the Special Committee, the Board, other than Mr. Vazales, who recused himself from the discussion and who abstained from the vote, unanimously approved the terms of the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Investment and the Merger, and authorized Pulse to enter into and perform its obligations under the Merger Agreement.

During the course of the day on February 27, 2015, the parties and their advisors finalized the draft of the Merger Agreement, which was executed and delivered by the parties on February 28, 2015. In connection with the entry into the Merger Agreement, the lenders under the Credit Agreement have been asked, among other things, to consent to Pulse’s execution of the Merger Agreement and consummation of the transactions described therein or contemplated thereby, and to waive Pulse’s compliance with Section 7.11(a) (Maximum Secured Leverage Ratio) of the Credit Agreement with respect to the 2015 test period end dates. Parent has agreed to cause its affiliated lenders (collectively holding a majority of the sum of Pulse’s outstanding term loans under the Credit Agreement) to provide such waivers and consents.

On March 2, 2015, prior to the opening of the financial markets, Pulse issued a press release announcing the Transaction.

Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction

Purposes

The primary purposes of Pulse for the Transaction include providing the Shareholders with a source of liquidity at a fair value, providing Pulse with needed financing to address its liquidity constraints in the form of the Investment and enabling Pulse to deregister its Common Stock from Section 12(g) of the Exchange Act and to suspend its filing obligations under Section 15(d) of the Exchange Act. The Merger Price represents a premium of 30.4% over the closing price of the Common Stock on the OTC Markets as of February 27, 2015, the last trading day prior to the public announcement of the Transaction. Upon the completion of the Transaction, the Shareholders will be provided with a source of liquidity that the current public markets do not provide. Further, the Transaction represents an opportunity for Pulse to address immediate obligations to vendors, move forward with management’s planned restructuring of the Company into market-focused business units, and take advantage of future cost-savings as a result of being able to continue to operate without the obligation to comply with public company reporting requirements. As a result of the Transaction, public ownership of the Common Stock will be eliminated, thereby reducing the significant administrative and financial burdens associated with remaining a public company.

The investment of Pulse’s shareholders in the Common Stock is relatively illiquid. On October 6, 2014, Pulse filed to voluntarily delist its Common Stock from the NYSE because Pulse was not able to meet the minimum standards established by the NYSE for continued listing of the Common Stock (the “Delisting”). From October 16, 2014 (the date that such Delisting became effective) to February 27, 2015 (the last trading day prior to the public announcement of the Transaction), the average daily trading volume of the Common Stock on the OTC Markets was approximately 15,825 shares per day. As a result, the public markets provide a limited and relatively illiquid market for the Common Stock, and Pulse believes there is little likelihood that a more active market will develop in the foreseeable future. Due to the thinly traded market for the Common Stock, it may be difficult for the Shareholders to cash-out without further adversely affecting the market price of the Common Stock. Further, the sales price of the Common Stock has steadily declined over the past twelve months, and has consistently traded near $1.00 per share for the start of fiscal year 2015. The Transaction described in this Statement will allow the Shareholders to liquidate their holdings at a fair value without transaction costs.

At the time of the Delisting, Pulse believed that there was no material benefit from Pulse continuing as a public company. Accordingly, on each of October 16, 2014 and December 29, 2014, Pulse filed a Form 15 (together, the “Original Form 15 Filings”) with the SEC to deregister its Common Stock from Section 12(g) of the Exchange Act and to suspend its filing obligations under Section 15(d) of the Exchange Act. Based on information received from its transfer agent, Pulse believed it had less than 300 holders of record of Common Stock at the time of the Original Form 15 Filings. However, Pulse later became aware of new information that the transfer agent may have incorrectly reported that Pulse had fewer than 300 holders of record at the time Pulse filed to deregister its Common Stock, and upon analyzing such information, Pulse determined that there were in excess of 300 holders of record of the Common Stock at the time of the Original Form 15 Filings. Therefore, on February 23, 2015, Pulse formally withdrew its SEC filings pursuant to which Pulse had deregistered its Common Stock and resumed compliance with the applicable reporting requirements of the Exchange Act.

Notwithstanding this unsuccessful attempt at deregistration of its Common Stock, Pulse continues to believe that Pulse and its shareholders derive no material benefit from Pulse continuing as a public company. As long as the Common Stock remains registered under Section 12(g) of the Exchange Act and Pulse has filing obligations under Section 15(d) of the Exchange Act, Pulse is required to comply with the disclosure and reporting requirements under the Exchange Act. However, in light of Pulse’s current size, ownership base and liquidity constraints, Pulse does not believe that the costs of remaining public are justified, nor does Pulse believe that Pulse’s shareholders are benefiting from public ownership of the Common Stock. Furthermore, Pulse continues to believe that it is in Pulse’s best interests to eliminate the administrative and financial burdens associated with being and remaining a public company.

There are considerable costs and burdens to Pulse in remaining a public reporting company. The costs of complying with the reporting requirements of the Exchange Act are substantial, and together with other incremental costs associated with being a public company, represent an estimated annual cost of approximately $1.6 million. On an annual basis, the incremental costs of being a public company are approximately:

(1) auditors – $850,000;

(2) legal fees – $100,000;

(3) preparation (including staffing expenses), printing, distribution and/or filing of proxy statement, annual report, press releases and other SEC filings – $500,000;

(4) directors’ and officers’ insurance – $100,000;

(5) stock transfer agent services – $15,000; and

(6) other miscellaneous costs – $35,000.

These amounts are estimates, and the actual savings to be realized upon going private may be higher or lower than anticipated. In addition to the direct costs incurred, management and employees are required to devote significant time and energy to preparing the periodic reports required of publicly traded companies under the Exchange Act. After completing the Transaction, Pulse will eliminate or reduce many of these direct and indirect costs. Thus, in addition to the direct annual savings expected to be realized following the Transaction, Pulse expects that its management and employees will be able to focus more of their time and effort on the operation of the business.

In view of the fact that Pulse has ongoing liquidity constraints, including with respect to its obligations to customers and suppliers and to implement management’s turnaround plans for the Company, the Transaction presents an opportunity to fund Pulse’s operations in the intermediate term, reduce operating costs and provide the Shareholders with liquidity with respect to their shareholdings, which are relatively illiquid as the Common Stock remains delisted from the NYSE. Accordingly, Pulse believes that effecting the Transaction is in the best interest of Pulse and the Shareholders.

On February 27, 2015, the Board, based upon the unanimous recommendation of the Special Committee comprised solely of independent and disinterested directors, approved the Transaction pursuant to the terms and conditions of the Merger Agreement. Kaj Vazales, the director designated to the Board by Oaktree, abstained from such decision.

Alternatives

The Special Committee and the Board believe that effecting a going private transaction via a short-form merger between Pulse and Merger Sub under Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL is the quickest and most cost-effective way to provide value and liquidity to the Shareholders and for Oaktree to acquire the outstanding minority equity interest in Pulse. The Special Committee and the Board considered and rejected alternatives to the going private transaction, as set forth below, and determined that effecting the Merger through the Transaction as set forth in this Statement is in the best interests of Pulse and its shareholders:

•	Third-Party Financing. In the months leading up to the announcement of the Transaction, the Special Committee engaged Houlihan Lokey to evaluate the Transaction and consider alternatives to the Transaction. However, given that Oaktree has virtually been the sole source of financing for Pulse since November 2012, and that any alternative transaction with potential investors other than Oaktree would be subject to the consent and approval of Oaktree, the Special Committee determined that the Transaction with Oaktree would be expected to result in a higher price to the Shareholders as compared to any potential alternatives.
•	Long-Form Merger. The Special Committee and the Board considered and rejected a long-form merger because of the additional uncertainty, costs, delays and expenses associated with such a process, and because Oaktree controlled a majority of the Common Stock.
•	Tender Offer. The Special Committee and the Board considered and rejected a tender offer as a viable alternative as it would entail additional costs, delays and expenses, and a subsequent short-form merger could still be required.
•	Reorganization. The Board and Oaktree have considered having Pulse file a voluntary petition for reorganization of the Company under Chapter 11 of the U.S. Bankruptcy Code. However, a bankruptcy reorganization of Pulse would be expected to involve significant time and expense, and the Shareholders would not likely receive anything for their shares in a bankruptcy reorganization. In addition, certain customers and suppliers of Pulse may not continue to work with Pulse in the event of a bankruptcy reorganization.

Pulse believes that effecting the Transaction in the manner set forth herein is the quickest and most cost-effective way for Pulse to receive required financing and to realize an equitable and fair result for Shareholders to receive liquidity in respect of their Common Stock.

Reasons

In determining whether to effect the Transaction, the Board considered the following factors to be the principal benefits of taking Pulse private:

•	Providing liquidity for the Shareholders, as all Shareholders will have the opportunity to sell their Common Stock for one price at the same time, without the payment of any brokerage fee or commission.
•	The Merger Price represents a premium of 30.4% over the closing price of the Common Stock on the OTC Markets as of February 27, 2015, the last trading day prior to the public announcement of the Transaction.
•	The financial analysis reviewed by representatives of Houlihan Lokey with the Special Committee and the Board, and the oral opinion to the Special Committee (which was confirmed by a written opinion delivered by Houlihan Lokey to the Special Committee and the Board on February 27, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Merger Price to be received by the Merger Price Recipients pursuant to the Merger Agreement was fair, from a financial point of view, to such recipients.
•	Providing relief, within 30 days of the date of the Merger Agreement (subject to its terms), from concerns of Pulse’s inability to meet its commitments to customers and suppliers in the near term.

•	Providing Pulse with capital necessary to cover restructuring costs associated with management’s turnaround plans, which contemplate the reorganization of Pulse into market-focused business units.
•	Providing greater flexibility to Pulse’s management to focus on Pulse’s business and its long-term business goals, without the diversion of the significant time required to comply with the reporting obligations of a public company, including the dedication of time and resources to comply with the rules, regulations and reporting requirements, addressing shareholder inquiries and managing and handling investor and public relations.
•	Projected direct cost savings of approximately $1.6 million per year expected to be realized from Pulse no longer being a public company, due to no longer being required to file quarterly, annual or other periodic reports with the SEC or publish and distribute to its shareholders annual reports and proxy statements.
•	Enabling Pulse to avoid filing for bankruptcy or seeking similar protection from its creditors.
•	Enhanced ability for Pulse to have greater control over relationships with its customers and suppliers and to provide them with disclosures that would be customer- and supplier-focused rather than investor-focused.
•	The trading volume in Pulse’s Common Stock is low and, on some days, the Common Stock does not even trade.
•	Recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors in companies with a limited public float.
•	The form of the Merger allows the Shareholders to receive cash for their Common Stock quickly and allows Pulse to become a privately-held company without any action by Pulse’s shareholders.
•	The Shareholders will be entitled to dissenters rights under Subchapter D of Chapter 15 of the PBCL and the Merger Agreement.
•	The Special Committee’s belief that the terms of the Merger Agreement are fair to Pulse and the Shareholders.

Many of the factors set forth above have been present in Pulse’s history for some time, including at the time of the Delisting. Since November 2012, Oaktree has been virtually the sole source of financing to assist Pulse in resolving its liquidity and operational challenges as explained in more detail above under the heading “Background of the Transaction” beginning on page 7 of this Statement. Despite these and other efforts taken by Pulse, Pulse has not been able to solve its continued liquidity constraints and operational difficulties. The Board has determined that the Transaction is the most fair and efficient action to take at this time that will have the greatest benefit for Pulse and the Shareholders.

The Special Committee and the Board also weighed a variety of risks and other potentially negative factors for the Shareholders concerning the Transaction, including that:

•	Following the Transaction, if Pulse’s financial condition improves, the Shareholders will not participate in any future earnings of or benefit from any increases in Pulse’s value; only Oaktree would benefit by an increase in the value of Pulse.
•	For U.S. federal income tax purposes generally, the cash payments made to the Shareholders pursuant to the Merger will be taxable to the Shareholders.
•	Unless the Shareholders properly asserted their statutory dissenters rights, they will be required to surrender their shares involuntarily in exchange for the Merger Price, which was agreed by the Filing Persons.
•	The Shareholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choosing, and will not have the right to vote on the Transaction.
•	Oaktree and Pulse will be the sole beneficiaries of the cost savings expected to be realized from taking Pulse private.

As discussed in more detail above, the Board believes that effecting the Transaction in the manner set forth herein is the quickest and most cost-effective way for Oaktree to provide needed financing to Pulse, to provide liquidity to the Shareholders for their shares of Common Stock and to enable Pulse to deregister its Common Stock from Section 12(g) of the Exchange Act and to suspend its filing obligations under Section 15(d) of the Exchange Act. The Board has determined, after consultation with Pulse’s management and advisors, that the suspension of Pulse’s filing and other obligations under the Exchange Act could potentially achieve cost savings of approximately $1.6 million per year, and that there was not otherwise any material benefit from Pulse continuing as a public company. Such estimated cost savings, in light of Pulse’s ongoing liquidity constraints, weighed in favor of effecting the Transaction.

Therefore, after considering, evaluating and pursuing alternatives to strengthen Pulse’s financial viability, the Board concluded that the advantages of continuing to operate Pulse as a majority-owned, public company are significantly outweighed by the disadvantages. This going private transaction is structured as a short-form merger under Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL. This form of merger allows the Shareholders to receive cash for their shares of Common Stock quickly and allows Oaktree to acquire all of the outstanding interest in Pulse without any action by the Shareholders.

Effects

General

Following the completion of the Investment, the Merger will be effected in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL as follows: (a) Merger Sub will be merged with and into Pulse, (b) the separate corporate existence of Merger Sub will cease, and (c) Pulse will continue its corporate existence under Pennsylvania law as the surviving corporation in the Merger and as a direct wholly-owned subsidiary of Parent. At that time, Pulse will cease being a public reporting company, the Common Stock will no longer be publicly traded on the OTC Markets and upon filing a Form 15 with the SEC, the registration of the Common Stock under the Exchange Act will be terminated and Pulse’s filing obligations under the Exchange Act will be suspended.

Upon the completion of the Merger, the Shareholders will no longer be entitled to income generated by Pulse’s operations and any future increase in Pulse’s equity value, and will also not realize the benefit in the projected savings in no longer being a public company. Similarly, however, the Shareholders will no longer bear the risk of losses generated by Pulse’s operations and any decrease in the equity value of Pulse after the Merger.

The Minority Shareholders

The Shareholders are those shareholders of Pulse who are not affiliated with the Filing Persons. The securities held by the directors and officers of Pulse, some of whom are also officers and/or directors of Oaktree, will be treated no differently than the securities of the Shareholders. For information regarding the securities of Pulse held by the directors and officers of Pulse, see “Item 11. Interest in Securities of the Subject Company” beginning on page 36 of this Statement.

As a result of the Transaction, the Shareholders will receive the Merger Price per share, in cash, for their shares of Common Stock. Upon effectiveness of the Merger, the Shareholders will no longer have any equity interest in, and will not be shareholders of, Pulse and therefore will not participate in Pulse’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Pulse. All of the Shareholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions, if any, upon the liquidation of Pulse, and to be entitled to certain dissenters rights upon certain mergers or consolidations of Pulse (other than such dissenters rights as may be properly asserted in connection with the Merger) will be extinguished upon completion of the Merger. In addition, the receipt of the payment of the Merger Price for shares of Common Stock will be a taxable transaction for federal income tax purposes. See “Material United States Federal Income Tax Consequences” beginning on page 30 of this Statement. The Shareholders will gain immediate liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Pulse. However, the Shareholders will be required to surrender their shares of Common Stock involuntarily in exchange for the Merger Price and will not have the right to liquidate such shares at a time and for a price of their choosing.

Upon completion of the Merger, the Shareholders will also not bear the risks of potential decreases in the value of their holdings in Pulse or any downturns in Pulse’s future performance. Instead, the Shareholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Pulse. In summary, if the Merger becomes effective, the Shareholders will have no ongoing rights as shareholders of Pulse (other than statutory dissenters rights in the case of Shareholders who are entitled to and properly assert such rights under Subchapter D of Chapter 15 of the PBCL). See “Dissenters Rights” beginning on page 29 of this Statement.

The Common Stock

Once the Merger is effective, the registration of the Common Stock under the Exchange Act will be terminated and trading in the Common Stock on the OTC Markets will cease. As a result, Pulse will no longer be required to file annual, quarterly and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Common Stock under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Common Stock.

Company Options, Restricted Stock Units and Warrants

As of February 28, 2015, Pulse had outstanding options to purchase 117,490 shares of Common Stock, all of which had an exercise price above the Merger Price, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 95,601 shares of Common Stock at a weighted average exercise price of $0.10. Because all outstanding options have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger for no consideration. All outstanding and unvested restricted stock units will become fully vested and will be cancelled as of the effective time of the Merger, and the holder thereof will become entitled to receive, for each such restricted stock unit, the Merger Price, in cash. Warrants exercised in accordance with their terms prior to the effective time of the Merger will be exchanged for shares of Common Stock. On March 3, 2015, Oaktree exercised 65,855 warrants that it owned.

Directors

It is currently expected that the Board of Pulse as the surviving corporation in the Merger will be restructured after the Merger and once Pulse is no longer a public company.

Plans after the Merger

In connection with the Merger, Pulse’s management expects to review, together with the Board and Oaktree, Pulse and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of Pulse. The transactions contemplated may include merger, reorganization, liquidation, purchase, sale and transfer of a material amount of assets. Although Pulse from time to time engages in discussions with third parties regarding strategic transactions, the Filing Persons do not currently have any commitment or agreement with respect to any such transaction. The Filing Persons expressly reserve the right to make any changes to Pulse that they deem necessary or appropriate in light of their review or in light of future developments.

Conditions to the Merger

Each party’s obligation to complete the Loan and the Transaction is subject to the satisfaction or waiver (by each of Pulse, Parent and Merger Sub) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction, the absence of any law or order of a governmental authority prohibiting the applicable closing.
•	With respect to the closing of the Transaction, compliance with the requirements of Rule 13e-3 under the Exchange Act, including the passage of at least 30 days from the date that this Statement has been filed with the SEC and the SEC or its staff having confirmed to the Company that the SEC and its staff have no outstanding comments with respect to this Statement.

The obligation of Parent and Merger Sub to complete the Loan and the Transaction is subject to the satisfaction or waiver (by Parent and Merger Sub) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction:
•	the representations and warranties of Pulse set forth in the Merger Agreement being true and correct in all respects as of the date of each closing, except (a) where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on Pulse, and (b) the representations and warranties of Pulse set forth in the Merger Agreement with respect to Pulse’s capitalization must be true and correct in all material respects as of the date of each closing;

•	Pulse having performed and complied with in all material respects the obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by it prior to each closing;
•	there shall not have occurred any event, condition, fact, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pulse; and
•	the delivery of certain certificates by Pulse to Parent.
•	With respect to the closing of the Transaction, the delivery of certain tax certificates by Pulse to Parent and the delivery of written resignations of each of the directors of Pulse.

The obligation of Pulse to complete the Loan and the Transaction is subject to the satisfaction or waiver (by Pulse) of certain conditions, which include the following:

•	With respect to each of the closing of the Loan and the Transaction:
•	the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement being true and correct in all respects as of the date of each closing, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Loan or the Transaction;
•	Parent and Merger Sub having performed and complied with in all material respects the obligations, agreements and covenants required by the Merger Agreement to be performed or complied with by them prior to each closing; and
•	the delivery of certain certificates by Parent to Pulse.

Position of Pulse as to the Fairness of the Transaction

The Board has concluded that the Transaction, including the Merger, is both procedurally and substantively fair to the minority Shareholders of Pulse. In reaching its determination that the terms of the Transaction, including the Merger, are fair to the Shareholders, the Board considered the factors set forth below, which constitute all of the material factors considered by the Board in making its determination.

•	Appointment of Special Committee. In order to help ensure that any potential transaction with Oaktree would be fair to and in the best interests of the shareholders of Pulse (other than Oaktree), the Board determined that it would be appropriate to appoint a special committee consisting solely of independent and disinterested directors to evaluate and negotiate the terms of the Transaction on behalf of Pulse and the minority Shareholders and to consider alternatives to the Transaction. The Special Committee has negotiated the terms of the Transaction, including the Merger Price. The Special Committee engaged independent legal and financial advisors to assist in the negotiations and its determination of the fairness of the Transaction. The Special Committee unanimously determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Pulse and the Shareholders and recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Investment and the Merger.
•	Fairness Opinion. As discussed in more detail below, the Special Committee and the Board received a written opinion, dated February 27, 2015, of an independent financial advisor, Houlihan Lokey, as to the fairness, as of such date, from a financial point of view, of the Merger Price to the Merger Price Recipients. The full text of the written opinion of Houlihan Lokey, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Statement as Annex B. See also “Reports, Opinions, Appraisals and Negotiations” beginning on page 21 of this Statement.
•	The Merger Price. The Merger will enable the Shareholders to immediately realize, without the payment of any brokerage fees or commissions, cash for their shares of Common Stock. The Board considered the current and historical trading prices of the Common Stock. While the closing price of the Common Stock reached as high as $6.05 per share in August 2013, such price declined over the next year to a low of $0.80 per share in October 2014. The closing price has consistently traded around $1.00 per share for the start of fiscal year 2015 through March 2, 2015, the date of the public announcement of the Transaction. The closing price of the Common Stock on February 27, 2015, the last trading day prior to the public announcement of the Transaction, was $1.15 per share. The Merger Price, at $1.50 per share, represents a 30.4% premium to the closing price of the Common Stock on such date, and represents a 42.9% premium to the volume weighted-average daily closing price for the 15 trading days immediately prior to public announcement of the Transaction. The Board does not believe that it would be realistic to expect that the market would sustain a price in excess of $1.50 per share if more than a small number of Shareholders sought to sell their shares of Common Stock. With approximately 5,473,212 shares being held by entities other than the Filing Persons, as of February 28, 2015, the Board believes that any effort to sell a material portion of such shares in the open market or otherwise would materially depress the then trading price.

•	Lack of Liquidity for Shareholders. On October 6, 2014, Pulse filed to voluntarily delist its Common Stock from the NYSE because Pulse was not able to meet the minimum standards established by the NYSE for continued listing of the Common Stock. From October 16, 2014 (the date that such delisting became effective) to February 27, 2015 (the last trading day prior to public announcement of the Transaction), the average daily trading volume of the Common Stock on the OTC Markets was approximately 15,825 shares per day. Ownership by Parent and affiliates of investment funds managed by Oaktree of approximately 68.7% of the outstanding Common Stock (prior to the Investment) results in a small public float that limits the amount of trading in the Common Stock and eliminates the possibility that a proposal to acquire Pulse by an independent entity could succeed without the consent of Oaktree. As a result, the trading volume and liquidity of the Common Stock has significantly decreased from prior levels and it may be difficult for the Shareholders to sell blocks of Common Stock without further adversely impacting the trading price. The Board believes that the immediate liquidity and cash consideration that would result from the Merger would be beneficial to the Shareholders whose ability to sell their Common Stock has been adversely affected by the lack of liquidity.
•	Business Operations and Prospects of Pulse. The Board believes the Merger Price to be attractive in light of Pulse’s current financial performance, current and historical stock prices, profitability and growth prospects. Pulse has significant liquidity constraints, and the Investment provides Pulse with access to required capital in the near term to address obligations to customers and suppliers and to implement management’s turnaround plans for the Company. There is risk that management will not be successful in implementing these plans, and the Merger would shift the risk of the future financial performance of Pulse from the minority Shareholders, who do not have the power to control decisions made as to Pulse’s business, entirely to Oaktree, who does have the power to control Pulse’s business and who has the resources to manage and bear the risks inherent in the business over the long term.
•	Oaktree will Retain Majority Ownership. Oaktree intends to retain its majority holdings in Pulse, which limited the opportunity to effect an alternative transaction with a third-party purchaser of Pulse or otherwise provide liquidity to the Shareholders.
•	Continuing as a Going Concern. The Board believes that consummating the Transaction and taking Pulse private eliminates the possibility that Pulse will need to file or be involuntarily placed into bankruptcy in the foreseeable future. Pulse currently has limited sources of funds and liquidity constraints to cover its current obligations and liabilities as they become due, and the transactions contemplated by the Merger Agreement will provide Pulse with needed liquidity and a rationalized capital structure that is expected to allow management to focus on its turnaround plans. The Board believes that the Shareholders would likely not receive anything for their shares in a bankruptcy reorganization.
•	Dissenters Rights. Under Subchapter D of Chapter 15 of the PBCL, as a result of the completion of the Merger, holders of Common Stock with respect to which dissenters rights have been properly asserted are entitled, in lieu of receiving the Merger Price, to have the “fair value” of their shares upon the completion of the Merger (exclusive of any element of value arising from the expectation or accomplishment of the Merger unless such exclusion would be inequitable) judicially determined and paid to them in cash by complying with the provisions of Subchapter D of Chapter 15 of the PBCL.
•	Trend in Equity Markets. The Board considered, together with Pulse’s management and advisors, the current market prices and the trend of the current market prices for the Common Stock as relevant to their belief that the Transaction is fair. The Board considered the downward trend of the stock price over the past few years, and in particular during the past twelve months. Although Pulse does not believe that there is adequate liquidity in the market or trading volume of the Common Stock to base the analyses solely on the stock price, the underlying performance and value of Pulse, in combination with the current stock price contributes to the Board’s analyses.

As a result of the foregoing factors, the Board believes that the Transaction is procedurally and substantively fair to the Shareholders.

In addition to the foregoing factors and analyses that support the Board’s belief that the Transaction is procedurally and substantively fair to the Shareholders, the Board has also weighed the following factors:

•	No Future Participation in the Future Growth of Pulse. Following the consummation of the Merger, the Shareholders will cease to participate in the future earnings or growth, if any, of Pulse, or benefit from an increase, if any, in the value of their holdings in Pulse.
•	Actual or Potential Conflicts of Interest. The financial interests of Oaktree are adverse as to the Merger Price and to the financial interests of the Shareholders. Parent and affiliates of investment funds managed by Oaktree currently own approximately 68.7% of the outstanding Common Stock, and after the consummation of the Investment, will own in excess of 80% of the outstanding Common Stock. Upon the completion of the Merger, Parent will own 100% of Pulse. In addition, one director of Pulse, Mr. Vazales, has an actual or potential conflict of interest with the Merger, as Mr. Vazales is also an employee of Oaktree.
•	No Opportunity for the Shareholders to Vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL, the Shareholders will not have the opportunity to vote on the Merger.

After giving due consideration to these factors, the Board has concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Board has considered to support its belief that the Transaction is procedurally and substantively fair to the Shareholders.

Except as otherwise set forth below under “Reports, Opinions, Appraisals and Negotiations” beginning on page 21 of this Statement with respect to the opinion delivered to the Special Committee and the Board by Houlihan Lokey, the Board did not rely upon a net book value analysis, a going concern value analysis, a liquidation value analysis or any other valuation analysis in reaching its determination that the Transaction is procedurally and substantively fair to the Shareholders. Pulse’s unaudited net book value, which is defined as total assets minus total liabilities, as of December 26, 2014 was $(78.2) million. Net book value does not take into account the future prospects of Pulse, market conditions, trends in the electronic components manufacturing industry or the business risks inherent in Pulse’s operation. In the view of the Board and based on the advice from representatives of Houlihan Lokey, neither the Special Committee nor the Board relied upon (a) a net book value analysis as Pulse’s net book value as of December 26, 2014 was negative or (b) a liquidation value analysis as Pulse is considered to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because Pulse will continue to operate its business following the Transaction.

The Board’s analysis with respect to the procedural and substantive fairness of the Transaction relied heavily on the fact that the Transaction has been evaluated and negotiated on behalf of Pulse and the Shareholders by the Special Committee, which is comprised solely of independent and disinterested directors, and that the Special Committee has received an opinion from its independent financial advisor that, as of the date of such opinion, the Merger Price was fair, from a financial point of view, to the Merger Price Recipients. In view of the number and wide variety of other factors considered in connection with making the determination as to the fairness of the Transaction, and the complexity of these matters, the Board did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the other specific factors considered.

The Board has not considered any factors, other than as stated above, regarding the fairness of the Transaction to the Shareholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

Purposes and Reasons of the Oaktree Filing Persons for the Transaction

We refer to Parent and Merger Sub, collectively, as the “Oaktree Filing Persons.” Under the SEC rules governing “going-private” transactions, the Oaktree Filing Persons are deemed to be affiliates of Pulse and, therefore, are required to express their reasons for the Transaction to the Shareholders. The Oaktree Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of

Rule 13e-3 and related rules under the Exchange Act. Merger Sub’s purpose is to effectuate the transactions contemplated by the Merger Agreement. For Parent, the purpose of the Merger is for Parent to acquire all of the equity of the Company, in a transaction in which the Shareholders will be cashed out for $1.50 per share, so Parent will bear the rewards and risks of the ownership of Pulse after shares of Common Stock cease to be publicly traded. The Oaktree Filing Persons have no current plans, proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving Pulse’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets, or the incurrence of any indebtedness except as described in this Statement. The Oaktree Filing Persons expect, however, that in anticipation of and following the proposed Merger, the Oaktree Filing Persons will continuously evaluate and review Pulse’s business and operations, including exploring the possibility of making additional acquisitions in the industries in which Pulse operates. The Oaktree Filing Persons expressly reserve the right to make any changes to Pulse that they deem necessary or appropriate in light of their review of Pulse or in light of future developments.

Positions of the Oaktree Filing Persons as to the Fairness of the Transaction

Under the SEC rules governing “going-private” transactions, the Oaktree Filing Persons are deemed to be affiliates of Pulse and, therefore, are required to express their beliefs as to the fairness of the Transaction to the Shareholders. The Oaktree Filing Persons are making the statements included in this section solely for the purpose of complying with such requirements. The Oaktree Filing Persons’ views as to the fairness of the Transaction should not be construed as a recommendation to any shareholder as to whether any shareholder should exercise its dissenters’ rights with respect to the Transaction. The Oaktree Filing Persons agree with the analyses and conclusions of the Special Committee and the Board set forth in this Statement, based upon the reasonableness of those analyses and conclusions, and their respective knowledge of Pulse. The Oaktree Filing Persons believe that the Transaction is fair to the Shareholders on the basis of the factors described under “Position of Pulse as to the Fairness of the Transaction.”

The Oaktree Filing Persons attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the Shareholders. The Shareholders were, as described elsewhere in this Statement, represented by the Special Committee that negotiated with Oaktree on their behalf, with the assistance of the Special Committee’s legal and financial advisors.

The Oaktree Filing Persons did not participate in the deliberations of the Board regarding, or receive advice from the Special Committee’s or the Board’s legal or financial advisors as to, the procedural or substantive fairness of the Transaction. The Oaktree Filing Persons have not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the Transaction to the Shareholders.

The foregoing discussion of the information and factors considered and given weight by the Oaktree Filing Persons in connection with the fairness of the Transaction is not intended to be exhaustive but is believed to include all material factors considered by them. The Oaktree Filing Persons did not find it practicable to, and did not, quantify or otherwise attach relative weights to the factors they considered in reaching their position as to the fairness of the Transaction. Rather, the Oaktree Filing Persons made the fairness determinations after considering the above mentioned factors as a whole. The Oaktree Filing Persons believe these factors provide a reasonable basis upon which to form their belief that the Transaction is fair to the Shareholders.

Reports, Opinions, Appraisals and Negotiations

Opinion of Houlihan Lokey Capital, Inc.

At the meeting of the Special Committee on February 26, 2015, Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed by a written opinion delivered by Houlihan Lokey to the Special Committee and the Board on February 27, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Merger Price to be received by the Merger Price Recipients pursuant to the Merger Agreement was fair, from a financial point of view, to such recipients.

The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion, dated February 27, 2015, which is attached as Annex B to this Statement. You should read the opinion in its entirety for a discussion of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan

Lokey in preparing its opinion. Houlihan Lokey’s opinion was directed to the Special Committee and the Board and only addressed the fairness from a financial point of view of the Merger Price to be received by the Merger Price Recipients in the Merger and does not address any other aspect or implication of the Transaction. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee or the Board or any shareholder as to how to act with respect to the Merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the Merger Agreement;
•	reviewed certain publicly available business and financial information relating to Pulse that Houlihan Lokey deemed to be relevant;
•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Pulse made available to Houlihan Lokey by Pulse, including financial projections prepared by the management of Pulse relating to Pulse for the fiscal years ending December 26, 2014 and December 25, 2015;
•	spoke with certain members of the management of Pulse regarding the business, operations, financial condition and prospects of Pulse, the Transaction and related matters;
•	compared the financial and operating performance of Pulse with that of other public companies that Houlihan Lokey deemed to be relevant;
•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
•	reviewed the current and historical market prices and trading volume for Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;
•	reviewed a certificate addressed to Houlihan Lokey from senior management of Pulse which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of Pulse; and
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Pulse advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Pulse, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Pulse since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

In reaching its conclusions, Houlihan Lokey did not perform a discounted cash flow analysis because it did not receive projections of a sufficient length for it to perform such analysis.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) the Investment would be consummated immediately prior to the consummation of the Merger, and (d) the

Transaction would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an adverse effect on the Transaction, Pulse or the Merger Price that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents reviewed by Houlihan Lokey would not differ in any respect from the drafts of said documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Pulse or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Pulse is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Pulse is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to any aspect of the Transaction, the securities, assets, businesses or operations of Pulse or any other party, or any alternatives to the Transaction or (b) negotiate the terms of any aspect of the Transaction. The opinion of Houlihan Lokey was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Houlihan Lokey did not express any opinion as to what the value of Common Stock actually would be when issued in respect of the Investment pursuant to the Merger Agreement, or the price or range of prices at which Common Stock may be purchased or sold, or otherwise be transferable, at any time.

The opinion of Houlihan Lokey was furnished solely for the use of the Special Committee and the Board (solely in their capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without the prior written consent of Houlihan Lokey. The opinion of Houlihan Lokey should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. The opinion of Houlihan Lokey was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act with respect to any matter relating to any aspect of the Transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of the Special Committee, the Board, Pulse, Parent, their respective security holders or any other party to proceed with or effect any aspect of the Transaction, (b) the terms of any arrangements, understandings, Merger Agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Merger Price to the extent expressly specified therein), (c) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Pulse or Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (d) the relative merits of any aspect of the Transaction as compared to any alternative business strategies or transactions that might be available for Pulse, Parent or any other party, (e) the fairness of any portion or aspect of the Transaction to any one class or group of Pulse’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Pulse’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (f) whether or not Pulse, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in any aspect of the Transaction, (g) the solvency, creditworthiness or fair value of Pulse, Parent or any other participant in any aspect of the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to any aspect of the Transaction, any class of such persons or any other party, relative to the Merger Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee and the Board, on the assessments by the Special Committee, the Board, Pulse and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Pulse and all aspects of the Transaction or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its written opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Pulse, such as the impact of competition on the business of Pulse and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Pulse or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Pulse or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining means and medians) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Pulse’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Pulse. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Special Committee and the Board in connection with their respective evaluations of the proposed Merger and was only one of many factors considered by the Special Committee and the Board in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Price or of the views of the Special Committee, the Board or management with respect to the Transaction, the Merger or the Merger Price. The type and amount of consideration payable in the Merger were determined through negotiation between the Special Committee and Oaktree, and the decision to enter into the Merger was solely that of the Special Committee and the Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Special Committee and the Board in connection with Houlihan Lokey’s written opinion rendered on February 27, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.
•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”).
•	EBITDA, adjusted for certain non-recurring and non-cash items (“Adjusted EBITDA”).
•	Earnings before interest, taxes, depreciation, amortization, stock based compensation and pension expense (“EBITDAOP”).
•	EBITDAOP, adjusted for certain non-recurring items (“Adjusted EBITDAOP”).

Unless the context indicates otherwise, (a) per share amounts for Common Stock were calculated on a diluted basis based on approximately 18.1 million shares, restricted stock units and warrants outstanding (excluding out-of-the-money options) as of February 4, 2015, as provided by management of Pulse, (b) Enterprise Values for Pulse were based on (i) an estimated net debt of $126.2 million as of December 26, 2014 and (ii) an aggregate range of contingent and non-operating liabilities and working capital deficit as of December 26, 2014 of $13.2 million to $18.9 million, and (c) closing prices of Common Stock and those of the selected companies listed below were based on closing prices as of February 25, 2015, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. In addition, this information for Pulse does not include any pro forma effects from the Investment.

Estimates for each of (a) Adjusted EBITDAOP for the last twelve months for which financial information has been made public (“LTM”), (b) Adjusted EBITDAOP for the next fiscal year for which financial information has not been made public (“NFY”), and (c) Adjusted EBITDAOP for the next fiscal year following NFY (“NFY + 1”), for Pulse were based on estimates provided by Pulse’s management. In the case of Pulse, each of LTM and NFY refers to the fiscal year ending December 26, 2014 and NFY + 1 refers to the fiscal year ending December 25, 2015. Estimates for each of NFY Adjusted EBITDAOP and NFY + 1 Adjusted EBITDAOP for the selected companies listed below were based on certain publicly available research analyst estimates for those selected companies.

Company Financial Analyses

Historical Trading Analysis. Houlihan Lokey reviewed certain historical closing stock price information for Common Stock. This review indicated that for the one-year period ended February 25, 2015, the closing stock price for Common Stock had ranged between $0.75 (this figure was based on incorrect published data from a nationally recognized financial data provider; the correct closing price was $0.80) and $4.26 per share, as compared to the Merger Price of $1.50 per share. The range of average trading closing prices for Common Stock for the indicated trading days immediately prior to February 25, 2015 were as follows:

Historical Trading Average	1 Trading Day	5 Trading Day Average	10 Trading Day Average	1 Month Trading Average	3 Month Trading Average	6 Month Trading Average	1 Year Trading Average
	$1.04	$1.03	$1.05	$1.07	$1.18	$1.36	$2.22

Selected Companies Analysis. Houlihan Lokey calculated Enterprise Value to Adjusted EBITDAOP multiples using certain financial data for Pulse and the following selected electronic components manufacturing companies based upon the closing prices of common stock of the following companies as of February 25, 2015. The calculated multiples included (a) Enterprise Value to NFY Adjusted EBITDAOP and (b) Enterprise Value to NFY+1 Adjusted EBITDAOP. The list of selected companies and the related multiples for such selected companies are set forth below:

Enterprise Value to Adjusted EBITDAOP
Name	NFY	NFY+1
Bel Fuse Inc.[1]	6.4x	5.0x
Amphenol Corporation	15.2x	14.2x

Enterprise Value to Adjusted EBITDAOP
Name	NFY	NFY+1
TE Connectivity Ltd.	10.8x	10.0x
PCTEL, Inc.	5.5x	4.7x
Littelfuse Inc.	11.1x	10.8x
Ude Corp.	8.1x	6.9x
Methode Electronics, Inc.	9.7x	9.0x
Delta Electronics Inc.	15.5x	14.0x

1	NFY and NFY+1 EBITDA were estimated by adding annualized year-to-date depreciation and amortization as of September 30, 2014 to certain publicly available research analyst estimates of operating income.

The list of low, high, median and mean multiples for such selected companies were as follows:

Enterprise Value to Adjusted EBITDAOP
	NFY	NFY+1
Low	5.5x	4.7x
High	15.5x	14.2x
Median	10.2x	9.5x
Mean	10.3x	9.3x

From this data, Houlihan Lokey selected an implied per share reference range for Common Stock using NFY Adjusted EBITDAOP multiples of 7.0x to 8.0x and NFY+1 Adjusted EBITDAOP multiples of 5.5x to 6.5x. This analysis indicated the following implied per share reference range for Common Stock, as compared to the proposed Merger Price:

Implied Per Share Equity Reference Range for Pulse based on:		Merger Price
2014E EBITDAOP	2015E EBITDAOP
$0.00-$0.87	$0.04-$1.81	$1.50

Selected Transactions Analysis. Houlihan Lokey selected the following publicly announced transactions in the electronic components manufacturing industry and calculated Enterprise Value to LTM Adjusted EBITDAOP multiples based on the estimated announced purchase prices. The list of selected transactions and the related multiples are set forth below:

Announcement Date	Target	Acquiror	Transaction Value to LTM Adjusted EBITDAOP
May 16, 2014	Emerson Network Power	Bel Fuse Inc.	NA1
April 28, 2014	Power Solutions Business of ABB	Bel Fuse Inc.	NMF[2]
April 1, 2014	UEC Electronics, LLC	Arotech Corporation	6.6x
September 9, 2013	Molex Incorporated	Koch Industries, Inc.	10.3x
April 22, 2013	Power-One Inc.	ABB Ltd	4.2x
February 13, 2013	Toko Inc.	Murata Manufacturing Co., Ltd.	9.1x
June 10, 2012	Micronetics Inc.	Mercury Computer Systems, Inc.	10.2x
May 14, 2012	Tii Network Techniologies Inc.	Kelta Inc.	8.2x

1	NA refers to not available.
2	NMF refers to not meaningful figure.

The calculated multiples included implied Enterprise Value of the target company as a multiple of LTM Adjusted EBITDAOP for which information had been made public as of the announcement date of the relevant transaction. This analysis indicated the following low, high, median and mean multiples for the selected transactions, as compared to the corresponding multiple implied by the Merger:

Transaction Value to LTM Adjusted EBITDAOP
Low	4.2x
High	10.3x
Median	8.6x
Mean	8.1x
Pulse[1]	8.6x-8.9x

1	Reflects the range of estimated contingent and non-operating liabilities and working capital deficit as of December 26, 2014, as described above.

From this data, Houlihan Lokey selected an implied per share reference range for Pulse based on using LTM Adjusted EBITDAOP multiples of 7.5x to 8.5x. LTM Adjusted EBITDAOP for Pulse was based on such information for the fiscal year ending December 26, 2014. This analysis indicated the following implied per share reference range for Pulse, as compared to the proposed Merger Price:

Implied Per Share Equity Reference Range for Pulse	Merger Price
$0.02-$1.41	$1.50

Other Matters

Houlihan Lokey was engaged by Pulse to provide an opinion to the Special Committee and the Board regarding the fairness from a financial point of view of the Merger Price to be received by the Merger Price Recipients in the Merger. Pulse engaged Houlihan Lokey based on Houlihan Lokey’s reputation, experience, independence and ability to run a full strategic transaction and valuation process. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Pulse agreed to pay Houlihan Lokey $450,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter, a portion of which became payable upon the Special Committee’s request that Houlihan Lokey commence work on the opinion and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Transaction, including the Investment and the Merger. Pulse has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Pulse or any other party that may be involved in any aspect of the Transaction and their respective affiliates or any currency or commodity that may be involved in any aspect of the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to Oaktree and certain of its affiliates and/or portfolio companies (collectively, the “Oaktree Group”), for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (a) having acted as financial advisor to Senior Home Care, Inc., then a portfolio company of the Oaktree Group, in its sale transaction, which transaction closed in November 2013, (b) having acted as financial advisor to Tekni-Plex, Inc., then a portfolio company of the Oaktree Group, in its sale of its Swan Hose division, which transaction closed in April 2013, (c) having provided certain financial opinions to Townsquare Media, a portfolio company of the Oaktree Group, in connection with its acquisition of certain radio stations from Cumulus Media, (d) providing certain financial advisory and valuation services to the Oaktree Group (including prior valuation services relating to certain of the Oaktree Group’s interests in Pulse), (e) having acted as financial advisor to RNT I, LLC, a joint venture between affiliates of the Oaktree Group and Carrington Property Services, in connection with the sale of a portfolio of single family rental homes, which transaction closed in March 2014, and (f) having acted as financial advisor to Excel Maritime Holding Company LLC, a portfolio company of the Oaktree Group, in connection with its sale of certain vessel assets, in August 2014. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Pulse, the Oaktree Group, other participants in any aspect of the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Oaktree Group, other participants in any aspect of the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Oaktree Group, other participants in any aspect of the Transaction or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Oaktree Group, other participants in any aspect of the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

DISSENTERS RIGHTS

If the Merger is consummated, in lieu of the Merger Price, the shareholders of Pulse will have the right to obtain payment of the fair value of their shares of Common Stock in accordance with the provisions of Subchapter D of Chapter 15 of the PBCL, which sets forth the rights and obligations of dissenting shareholders and the procedures to be followed. The fair value amount that a dissenting shareholder becomes entitled to receive in accordance with the provisions of Subchapter D of Chapter 15 of the PBCL may be more than, the same as, or less than the value of the Merger Price.

Failure to follow the steps required by Subchapter D of Chapter 15 of the PBCL for dissenters rights may result in the loss of such rights. Shareholders who decide not to assert dissenters rights, or fail to timely demand payment as required under Subchapter D of Chapter 15 of the PBCL, will not be entitled to demand payment of the fair value of their shares under Subchapter D of Chapter 15 of the PBCL and instead will have only the right to receive the Merger Price, without interest and less any withholding taxes, in the manner specified in the Merger Agreement.

The foregoing discussion is not a complete statement of the law pertaining to dissenters rights and is qualified in its entirety by the full text of Subchapter D of Chapter 15 of the PBCL (relating to dissenters rights), which is attached to this Statement as Annex C. All references to a “shareholder” are to the record holder of shares immediately prior to the consummation of the Merger as to which dissenters rights are asserted.

You cannot assert dissenters rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to dissenters rights in connection with the Merger, you will receive additional information concerning dissenters rights and the procedures to be followed before you have to take any action to assert your dissenters rights.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of material U.S. federal income tax consequences to shareholders whose Common Stock is exchanged pursuant to the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular shareholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Merger or that any such contrary position would not be sustained by a court. This discussion is limited to shareholders that hold Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, “controlled foreign corporations”, “passive foreign investment companies”, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax, persons holding Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, and shareholders who acquired their Common Stock through stock option or stock purchase plan programs or in other compensatory arrangements. This discussion also does not address the impact of the Medicare contribution tax on net investment income.

For purposes of this discussion, (A) a “U.S. Holder” means a beneficial owner of Common Stock that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons has the authority to control all of the substantial decisions of the trust and (B) a “Non-U.S. Holder” is a beneficial owner of Common Stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Stock should consult their tax advisors.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Merger. The receipt of cash for Common Stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Common Stock as a capital asset you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Common Stock. Gain or loss will be determined separately for each block of Common Stock (that is, Common Stock acquired at the same price in a single transaction) exchanged in the Merger. If you are a non-corporate U.S. Holder whose holding period for the Common Stock is more than one year, any such capital gain will generally be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Merger will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal and Notice of Dissenters Rights, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Merger. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the receipt of cash for Common Stock pursuant to the Merger provided that (a) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (b) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition.

Unless an applicable tax treaty provides otherwise, gains described in (a) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Gains described in (b) above will generally be subject to U.S. federal income tax at a flat rate of 30%, but may be offset by certain U.S.-source capital losses.

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). To avoid backup withholding, Non-U.S. Holders should provide the Paying Agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

TRANSACTION STATEMENT

Item 1.   Summary Term Sheet.

See the section above captioned “Summary Term Sheet” beginning on page 2 of this Statement.

Item 2.   Subject Company Information.

(a) Name and Address. Pulse’s full name, address and telephone number for its principal executive offices are:

Pulse Electronics Corporation
12220 World Trade Drive
San Diego, California 92128
(858) 674-8100

Pulse is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Copies of information filed by Pulse with the SEC are also available on its website at http://www.pulseelectronics.com under the heading “Investor Relations.”

(b) Securities. The exact title of the class of equity security that is the subject of this filing is Pulse’s Common Stock, par value $0.125 per share. As of February 28, 2015, Pulse had 17,472,797 shares of Common Stock outstanding. In addition, as of February 28, 2015, Pulse had outstanding options to purchase 117,490 shares of Common Stock at a weighted average exercise price of $11.42, 524,160 outstanding and unvested restricted stock units, and outstanding warrants to purchase 95,601 shares of Common Stock at a weighted average exercise price of $0.10. Because all outstanding options have an exercise price greater than the Merger Price, they will be terminated in connection with the Merger for no consideration. All outstanding and unvested restricted stock units will become fully vested and will be cancelled as of the effective time of the Merger, and the holder thereof will become entitled to receive, for each such restricted stock unit, the Merger Price, in cash. Warrants exercised in accordance with their terms prior to the effective time of the Merger will be exchanged for shares of Common Stock. On March 3, 2015, Oaktree exercised 65,855 warrants that it owned.

(c) Trading Market and Price. The Common Stock has been traded on the OTC Markets under the trading symbol “PULS” since October 17, 2014. Prior to October 17, 2014, the Common Stock was listed on the NYSE. On October 16, 2014, Pulse voluntarily filed to delist the Common Stock from the NYSE because Pulse was not able to meet the minimum standards established by the NYSE for continued listing of the Common Stock. The following table sets forth the quarterly high and low closing prices (as adjusted for Pulse’s 1-for-10 reverse stock split that was effected on May 22, 2013) for the Common Stock for the last two fiscal years through March 5, 2015, the last trading day prior to the filing of this Statement:

Fiscal 2015 (Year Ended December 26, 2014)	High	Low
First Quarter (through March 5, 2015)	$1.47	$0.97
Fiscal 2014 (Year Ended December 26, 2014)	High	Low
First Quarter (ended March 28, 2014)	$4.45	$2.86
Second Quarter (ended June 27, 2014)	$3.93	$2.56
Third Quarter (ended September 26, 2014)	$3.10	$1.50
Fourth Quarter (ended December 26, 2014)	$1.56	$0.80

Fiscal 2013 (Year Ended December 27, 2013)	High	Low
First Quarter (ended March 29, 2013)	$4.80	$2.80
Second Quarter (ended June 28, 2013)	$4.00	$2.62
Third Quarter (ended September 27, 2013)	$6.05	$2.60
Fourth Quarter (ended December 27, 2013)	$4.08	$2.73

On February 27, 2015, the last date on which the Common Stock was traded prior to the public announcement of the Transaction, the closing sale price per share was $1.15. On March 5, 2015, the last date on which the Common Stock traded prior to the initial filing of this Statement, the closing sale price per share was $1.47.

(d) Dividends. No cash dividends were declared or paid during the fiscal years ended December 26, 2014 and December 27, 2013. Agreements with its lenders prohibit Pulse from paying dividends to its shareholders.

(e) Prior Public Offerings. Neither Pulse nor any of the other Filing Persons has made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

(f) Prior Stock Purchases. See the section above captioned “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

Item 3.   Identity and Background of Filing Persons.

Pulse Electronics Corporation (“Pulse”)

(a) Name and Address. Pulse’s principal business address is 12220 World Trade Drive, San Diego, California 92128 and its telephone number is (858) 674-8100. Pulse is the subject company.

(b) Business and Background of Entity. Not applicable.

(c) Business and Background of Natural Persons. The name, business address, position in Pulse, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Pulse, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

OCM PE Holdings, L.P. (“Parent”)

(a) Name and Address. Parent’s principal business address is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, and its telephone number is (213) 830-6300. Oaktree Fund GP, LLC is the general partner of Parent. Oaktree Fund GP I, L.P. is the managing member of Oaktree Fund GP, LLC. Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. Oaktree Holdings, LLC is the managing member of OCM Holdings I, LLC. Oaktree Capital Group, LLC is the managing member of Oaktree Holdings, LLC. Oaktree Capital Group Holdings GP, LLC is the manager of Oaktree Capital Group, LLC. The principal business address of each of these entities is the same as Parent.

(b) Business and Background of Entity. Oaktree Capital Group Holdings GP, LLC is an asset management firm which holds assets through its subsidiaries. None of the entities referred to in clause (a) above have (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons. Not applicable.

OCM PE Merger Sub, Inc. (“Merger Sub”)

(a) Name and Address. Merger Sub’s principal business address is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, and its telephone number is (213) 830-6300. Merger Sub is a wholly-owned subsidiary of Parent, which is described above.

(b) Business and Background of Entity. Merger Sub is a wholly-owned subsidiary of Parent that was recently incorporated in Pennsylvania solely for the purpose of effecting the Merger. It does not conduct any business and has no material assets. Merger Sub has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Merger Sub from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in Merger Sub, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Merger Sub, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

Item 4.   Terms of the Transaction.

(a)   Material Terms. See the following sections set forth above:

•	the section captioned “Introduction” beginning on page 1 of this Statement;
•	the section captioned “Summary Term Sheet” beginning on page 2 of this Statement;
•	the section captioned “Special Factors – Background of the Transaction” beginning on page 7 of this Statement;
•	the section captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Reasons” beginning on page 14 of this Statement;
•	the section captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Effects” beginning on page 16 of this Statement; and
•	the section captioned “Material United States Federal Income Tax Consequences” beginning on page 30 of this Statement.

(c) Different Terms. See Item 4(a) above for a description of the treatment of shareholders of Pulse.

(d) Appraisal Rights. See the section above captioned “Dissenters Rights” beginning on page 29 of this Statement.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant the unaffiliated security holders special access to Pulse’s corporate files in connection with the Transaction. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated security holders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. See the section above captioned “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

(b) Significant Corporate Events. See the section above captioned “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

(c) Negotiations or Contacts. See the section above captioned “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

(e) Agreements Involving the Subject Company’s Securities. See the sections above captioned “Summary Term Sheet” beginning on page 2 of this Statement and “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The shares of Common Stock acquired from Pulse in the Investment and the shares of Common Stock acquired from the Shareholders in the Merger will be cancelled. Pulse will continue as a wholly-owned subsidiary of Parent whose capital stock no longer trades publicly.

(c) Plans. See the section above captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Effects” beginning on page 16 of this Statement.

Item 7.   Purposes, Alternatives, Reasons and Effects.

(a) Purposes. See the section above captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Purposes” beginning on page 12 of this Statement and “Special Factors – Purposes and Reasons of the Oaktree Filing Persons for the Transaction” beginning on page 20 of this Statement.

(b) Alternatives. See the section above captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Alternatives” beginning on page 14 of this Statement.

(c) Reasons. See the section above captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Reasons” beginning on page 14 of this Statement and Special Factors – Purposes and Reasons of the Oaktree Filing Persons for the Transaction” beginning on page 20 of this Statement.

(d) Effects. See the sections above captioned “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Reasons” beginning on page 14 of this Statement, “Special Factors – Purposes, Alternatives and Reasons of Pulse for the Transaction and Effects of the Transaction – Effects” beginning on page 16 of this Statement, “Special Factors – Position of Pulse as to the Fairness of the Transaction” beginning on page 18 of this Statement and “Material United States Federal Income Tax Consequences” beginning on page 30 of this Statement.

Item 8.   Fairness of the Transaction.

See the sections above captioned “Special Factors – Position of Pulse as to the Fairness of the Transaction” beginning on page 18 of this Statement, “Special Factors – Positions of the Oaktree Filing Persons as to the Fairness of the Transaction” beginning on page 21 of this Statement and “Special Factors – Reports, Opinions, Appraisals and Negotiations” beginning on page 21 of this Statement.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

See the sections above captioned “Special Factors – Reports, Opinions, Appraisals and Negotiations” beginning on page 21 of this Statement and “Special Factors – Background of the Transaction” beginning on page 7 of this Statement.

Item 10.   Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The total amount of funds expected to be required to effect the Transaction is estimated to be approximately $26.0 million, which consists of $17.0 million to purchase the shares of Common Stock in the Investment and approximately $9.0 million to be paid to the Merger Price Recipients and holders of restricted stock units in connection with the Merger. The funds will be provided by Parent from its available cash resources.

(b) Conditions. None.

(c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses expected to be incurred by the Filing Persons in connection with the Transaction:

Fees
Legal fees and expenses	$1,200,000
Fairness Opinion	500,000
Printing and Mailing	87,250
Paying Agent (including mailing)	22,500
Filing	3,026
Total	$1,812,776

Pulse is responsible for approximately $1,400,000 of the foregoing expenses.

(d) Borrowed Funds. Not Applicable.

Item 11.   Interest in Securities of the Subject Company.

(a) Securities Ownership.

The following table with its corresponding footnotes sets forth the amount of Common Stock beneficially owned as of February 28, 2015 by the entities and persons named in response to Item 3 above (including those persons listed on Schedule I hereto). Unless noted in the table below, such entities and persons do not beneficially own any shares of Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Shares of Common Stock that may be acquired by an entity or person within 60 days of February 28, 2015, pursuant to the exercise of options, restricted stock units or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such entity or person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other entity or person shown in the table. Please note that while the table below includes shares of Common Stock that may be acquired by an entity or person within 60 days of February 28, 2015 pursuant to the exercise of options, restricted stock units or warrants, all such options have an exercise price greater than the Merger Price, and thus will be terminated in connection with the Merger. Percentage of ownership is based on 17,472,797 shares of Common Stock outstanding on February 28, 2015.

Title of Class	Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Common Stock
	OCM PE Holdings, L.P.(1) 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	12,065,441	68.8%
	Mark Twaalfhoven(2)	0	*
	Michael C. Bond(3)	7,192	*
	Steven G. Crane	29,012	*
	David W. Heinzmann	0	*
	John E. Major	20,790	*
	Gary E. Sutton	31,790	*
	Robert E. Switz	0	*
	Kaj Vazales(4)	12,065,441	68.8%

	All executive officers and directors as a group (8 persons)(5)	12,154,225	69.3%

*	Less than 1%.
(1)	Consists of 12,065,441 shares reported as beneficially owned by OCM PE Holdings, L.P., of which it has both sole voting power and sole dispositive power over all 12,065,441 shares. Includes 65,855 shares issuable upon exercise of 65,855 warrants to purchase common stock held by OCM PE Holdings, L.P. This information is based on a Schedule 13D/A filed on February 25, 2014.
(2)	Excludes an equity grant equal to 5% of the outstanding Common Stock, which vesting is subject to EBITDA targets and other conditions that cannot be met within 60 days from February 28, 2015.

(3)	Includes 6,218 shares of Common Stock subject to options currently exercisable or exercisable within 60 days after February 28, 2015.
(4)	Consists of 12,065,441 shares reported as beneficially owned by OCM PE Holdings, L.P. Mr. Vazales disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
(5)	See Notes 1 through 4 above.

(b) Securities Transactions. Parent will purchase 11,333,333 shares of Common Stock from Pulse for a purchase price of $1.50 per share in the Investment, which will include the conversion of any Loan into shares of Common Stock. Other than as disclosed in this Item 12(b), there were no transactions in the shares of Common Stock effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, any of the persons named on Schedule I hereto.

Item 12.   The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e) Recommendations of Others. Except for the recommendation of the Special Committee to the Board to approve the Merger Agreement and the Transaction and the statements contained in this Statement, the Filing Persons are not aware that any of Pulse’s affiliates, directors or executive officers have made recommendations either in support of, or opposition to, the Transaction.

Item 13.   Financial Statements.

(a) Financial Information. The audited consolidated financial statements of Pulse as of and for the years ended December 28, 2012 and December 27, 2013 are incorporated herein by reference to the consolidated financial statements of Pulse beginning on page 37 of Pulse’s Annual Report on Form 10-K for its fiscal year ended December 27, 2013 (File No. 001-05375) (the “Form 10-K”). The unaudited consolidated financial statements of Pulse as of and for the fiscal three and nine month periods ended September 27, 2013 and September 26, 2014 are incorporated herein by reference to the consolidated financial statements of Pulse included as Item 1 to Pulse’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 26, 2014 (File No. 001-05375) (the “Form 10-Q”).

Pulse’s book value per share of Common Stock as of September 26, 2014 was negative $4.13 per share. Earnings were inadequate to cover fixed charges for each of the fiscal years ended December 28, 2012 and December 27, 2013, and each of the fiscal nine month periods ended September 27, 2013 and September 26, 2014.

The Form 10-K and Form 10-Q and other SEC filings of Pulse are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. Set forth below is certain selected consolidated financial information with respect to Pulse derived from the audited consolidated financial statements of Pulse contained in the Form 10-K and the unaudited consolidated financial statements of Pulse contained in the Form 10-Q. More comprehensive financial information is included in the Form 10-K, the Form 10-Q and in other documents filed by Pulse with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K, the Form 10-Q and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

Pulse Electronics Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands, except per-share data)

	September 26, 2014	December 27, 2013	December 28, 2012
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,433	$26,902	$31,475
Accounts receivable, net	61,373	62,185	62,957
Inventory, net	35,698	36,726	31,434
Prepaid expenses and other current assets	18,093	18,966	21,500
Total current assets	137,597	144,779	147,366
Long-term assets:
Property, plant and equipment	97,655	96,610	94,114
Less accumulated depreciation	72,684	68,655	64,708
Net property, plant and equipment	24,971	27,955	29,406
Deferred income taxes	4,557	4,557	2,443
Intangible assets, net	2,040	2,040	3,067
Deferred loan costs and other assets	9,753	9,503	6,316
Total assets	$178,918	$188,834	$188,598
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$67,840	$70,871	$65,883
Accrued expenses and other current liabilities	36,863	36,335	44,197
Current portion of long-term debt	—	22,315	—
Warranty liability	—	—	12,175
Total current liabilities	104,703	129,521	122,255
Long-term liabilities:
Long-term debt	121,541	90,030	96,753
Deferred income taxes	11,786	11,786	7,616
Other long-term liabilities	12,418	11,055	11,518
Total liabilities	250,448	242,392	238,142
Shareholders’ deficit
Pulse Electronics Corporation shareholders’ deficit:
Preferred stock, no par value	—	—	—
Common stock, $0.125 par value	2,152	995	994
Additional paid-in capital	262,045	257,816	235,162
Accumulated deficit	(362,920)	(339,618)	(312,484)
Accumulated other comprehensive income	20,970	21,057	20,703
Total Pulse Electronics Corporation shareholders' deficit	(77,753)	(59,750)	(55,625)
Non-controlling interest	6,223	6,192	6,081
Total shareholders’ deficit	(71,530)	(53,558)	(49,544)
	$178,918	$188,834	$188,598

Book value per share	$(4.13)

Pulse Electronics Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per-share data)

	Nine Months Ended		Years Ended
	September 26, 2014	September 27, 2013	December 27, 2013	December 28, 2012
	(unaudited)	(unaudited)
Net sales	$263,424	$267,904	$355,676	$373,169
Cost of sales	204,985	205,327	274,009	298,898
Gross profit	58,439	62,577	81,667	74,271
Selling, general and administrative expenses	52,371	56,599	73,894	74,712
Severance, impairment and other associated costs	3,184	2,782	3,342	5,932
CEO transition costs	4,053	—	—	—
Debt restructuring and related costs	—	—	—	1,198
Legal reserve	33	111	147	5,523
Cost related to unsolicited takeover attempt	—	—	—	(545)
Operating (loss) profit	(1,202)	3,085	4,284	(12,549)

Interest expense, net	(19,824)	(18,119)	(24,492)	(17,435)
Other (expense) income, net	(471)	(2,883)	(2,432)	5,213
Loss before income taxes	(21,497)	(17,917)	(22,640)	(24,771)
Income tax benefit (expense)	(1,774)	(2,021)	(4,383)	(6,979)
Net loss from continuing operations	(23,271)	(19,938)	(27,023)	(31,750)
Net loss from discontinued operations	—	—	—	(345)
Net loss	(23,271)	(19,938)	(27,023)	(32,095)
Less: Net earnings attributable to non-controlling interest	31	39	111	(109)
Net loss attributable to Pulse Electronics Corporation	$(23,302)	$(19,977)	$(27,134)	$(31,986)

Basic and diluted loss per share:
Weighted average number of shares outstanding	15,840	8,016	7,994	4,667
Continuing operations	$(1.47)	$(2.49)	$(3.39)	$(6.78)
Discontinued operations	—	—	—	(0.07)
Per share amount	(1.47)	(2.49)	(3.39)	(6.85)

Pulse Electronics Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Nine Months Ended		Years Ended
	September 26, 2014	September 27, 2013	December 27, 2013	December 28, 2012
	(unaudited)
Fixed charges:
Interest expense(1)	$19,824	$18,119	$24,492	$17,435
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	1,089	1,139	1,518	1,683
Total Fixed charges	$20,913	$19,258	$26,010	$19,118

Earnings available for fixed charges:
Pre-tax loss	$(21,497)	$(17,917)	$(22,640)	$(24,771)
Add: Fixed charges	20,913	19,258	26,010	19,118
Less: Capitalized interest	—	—	—	—
Less: Net income (loss) attributable to noncontrolling interests	(31)	(39)	(111)	109
Total Earnings available for fixed charges	$(615)	$1,302	$3,259	$(5,544)
Ratio of earnings to fixed charges(2)	— (6)	— (5)	— (4)	— (3)

(1)	Pulse includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(2)	Ratio of earnings to fixed charges were compiled in accordance with U.S. generally accepted accounting principles. For the purpose of calculating ratios of earnings to fixed charges, earnings consist of the sum of the following: (a) pre-tax loss and (b) fixed charges. From this total, we subtract net income (loss) attributable to non-controlling interests. Fixed charges consist of the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) that portion of rental expense that is representative of the interest factor.
(3)	Earnings were inadequate to cover fixed charges for the year ended December 28, 2012 by $24.7 million.
(4)	Earnings were inadequate to cover fixed charges for the year ended December 27, 2013 by $22.8 million.
(5)	Earnings were inadequate to cover fixed charges for the nine months ended September 27, 2013 by $18.0 million.
(6)	Earnings were inadequate to cover fixed charges for the nine months ended September 26, 2014 by $21.5 million.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. No officer, class of employees or corporate assets of Pulse has been or will be employed by or used by the Filing Persons in connection with the Transaction. Notwithstanding the foregoing, in preparing its fairness opinion, Houlihan Lokey relied upon projections prepared by certain officers and employees of Pulse.

Item 15.   Additional Information.

(b) Golden Parachute Compensation.

The information set forth below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of Pulse (the “named executive officers”) that is based on or otherwise relates to the Transaction. The information below assumes the consummation of the Transaction occurs in the first quarter of 2015, in accordance with the terms of the Merger Agreement and the terms of the equity award arrangements in effect as of the date of filing this Statement. The value of the acceleration of the named executive officers’ equity awards is calculated assuming a price per share of $1.50. No named executive officer is entitled to any single-trigger cash payments, double-trigger enhanced severance payments or benefits, or other enhanced payments, benefits or perquisites including but not limited to pension benefits, nonqualified deferred compensation arrangements or tax reimbursement in connection with the Transaction. Our former Chief Executive Officer, Ralph Faison, and former interim Chief Executive Officer, Alan Benjamin, do not hold any outstanding unvested equity and are not entitled to any payments or benefits that are based on or otherwise related to the Transaction.

Named Executive Officer	Cash ($)	Equity ($)		Perquisites /Benefits ($)	Total ($)
Mark Twaalfhoven(1)	—	—		—	—
Michael C. Bond(2)	—	88,153	(3)	—	88,153

(1)	The Transaction would not trigger any enhanced double-trigger severance payments to Mr. Twaalfhoven under his employment agreement in the event his employment is terminated without “Cause” by the Company or by him for “Good Reason” (each as defined in the employment agreement) following, or in connection with the Transaction. Pursuant to Mr. Twaalfhoven’s employment agreement, he is entitled to an equity grant equal to 5% of the Company, which has not yet been granted. Assuming it is granted prior to the closing of the Transaction, no portion of such award will vest in connection with the Transaction, which will not constitute a change in control for purposes of his equity arrangement.
(2)	Mr. Bond is eligible to receive double trigger cash severance in the event his employment is “involuntarily terminated” (as defined in Pulse’s Executive Severance Policy) in connection with a change of control. Under Pulse’s Executive Severance Policy, however, Oaktree owned a majority of the outstanding voting power of the Company prior to the Transaction, accordingly the Transaction would not constitute a change of control under the Company’s Executive Severance Policy.
(3)	Represents the acceleration of vesting on 58,769 restricted stock units, valued at $88,153, based on a price of $1.50 per share.

Mr. Bond is the holder of an aggregate of 58,769 outstanding unvested restricted stock units, of which (a) 974 units are scheduled to vest on each of May 17, 2015, 2016 and 2017, (b) 12,338 units are scheduled to vest on October 11, 2017 and (c) 43,509 units are scheduled to vest in four equal installments on each of June 13, 2015, 2016, 2017 and 2018. Upon the closing of the Transaction, all such restricted stock units will automatically vest immediately and will be settled in cash at a per share price of $1.50 (less applicable taxes) in accordance with the Merger Agreement. Mr. Bond is also the holder of an aggregate of 20,500 stock options, of which 5,079 remain unvested. Upon the closing of the Transaction, all of such unvested stock options will automatically vest immediately and all outstanding such stock options will be cancelled. Mr. Bond will receive no consideration in connection with the cancellation of such options.

(c) Other Material Information. None.

Item 16.   Exhibits.

(a)	Not applicable.
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Lokey Capital, Inc. dated as of February 27, 2015 (attached as Annex B to the Statement and incorporated herein by reference).
(c)(2)	Preliminary materials provided by Houlihan Lokey Capital, Inc. to the Special Committee on January 21, 2015.
(c)(3)	Materials provided by Houlihan Lokey Capital, Inc. to the Special Committee on February 26, 2015 and the Board on February 27, 2015.
(d)	Investment Agreement and Agreement and Plan of Merger, dated as of February 28, 2015, by and among Pulse Electronics Corporation, OCM PE Holdings, L.P. and OCM PE Merger Sub, Inc. (attached as Annex A to the Statement and incorporated herein by reference).
(f)	Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law (attached as Annex C to the Statement and incorporated herein by reference).
(g)	Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2015

PULSE ELECTRONICS CORPORATION

By:	/s/ Michael C. Bond
Name:	Michael C. Bond
Title:	Senior Vice President and Chief Financial Officer
OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Authorized Signatory

By:	/s/ Kaj Vazales
Name:	Kaj Vazales
Title:	Authorized Signatory
OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name:	Kenneth Liang
Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses of any corporations or other organizations in which such occupation is conducted, are set forth below. Each of the directors and executive officers of Pulse and Merger Sub are citizens of the United States, except Mark Twaalfhoven, who holds dual citizenship in the United States and The Netherlands. Unless otherwise noted, the business address of each director and executive officer of Pulse is c/o Pulse Electronics Corporation, 12220 World Trade Drive, San Diego, California 92128. Unless otherwise noted, the business address of each director and executive officer of Merger Sub is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

PULSE ELECTRONICS CORPORATION (“PULSE”)

Name	Position with Pulse	Principal Occupation or Employment and Five-Year Employment History
Mark Twaalfhoven	Chief Executive Officer; Director	Mark Twaalfhoven was appointed Chief Executive Officer and a director of Pulse in December 2014. From July 2009 to November 2014, Mr. Twaalfhoven served as President of Valuec BV, a Netherlands and Hong Kong-based investment firm with a principal business address of 2209, 22F Wu Chung House, 213 Queens Road East, Wan Chai, Hong Kong, where he had responsibility for investing in and advising international technology companies. Prior to his role at Valuec, Mr. Twaalfhoven served from June 2005 to June 2009 as President and CEO of Teleplan International, a global business with almost 5,800 employees providing total lifecycle care solutions for the computer, communications and consumer industries. From October 1996 to June 2005, Mr. Twaalfhoven was with Amphenol Corporation as Sr. Vice President.

Michael C. Bond	Senior Vice President; Chief Financial Officer	Michael C. Bond was appointed Senior Vice President and Chief Financial Officer of Pulse in November 2013. Mr. Bond has served in various financial roles with Pulse, including Vice President and Treasurer, since October 2012. From September 2011 to October 2012, Mr. Bond was a consultant to Pulse. Prior to that, Mr. Bond served as a business and financial consultant for a variety of companies, beginning in 2009. Prior to joining Pulse, Mr. Bond was Senior Consultant and Principal at Clear Strategic Solutions, Inc., and Head of Corporate Development and Mergers and Acquisitions at Lucent Technologies, Inc., Avaya Inc. and AT&T Inc. Prior to that, Mr. Bond held the positions of Senior Auditor at Deloitte & Touche LLP, and Corporate Controller and VP of Finance at Brookwood Companies, Inc. and Bellweather, Inc.

John E. Major	Director (Chairman)	John E. Major has served as a director of Pulse since May 2013 and became Chairman of the Board in December 2014. In 2003, Mr. Major founded and became the President of MTSG, a strategic consulting and

Name	Position with Pulse	Principal Occupation or Employment and Five-Year Employment History
investment company with a principal business address of P.O. Box 27, Rancho Santa Fe, California 92067. Previously, Mr. Major was Chairman and Chief Executive Officer of Novatel Wireless, Inc., a wireless data access solutions company. Mr. Major led Novatel´s successful IPO in November 2000. He has also served in executive level positions at Qualcomm, including President of its Wireless Infrastructure Division. Prior to that, Mr. Major held various positions at Motorola, Inc., including Senior Vice President and Chief Technology Officer. Mr. Major currently serves as a director of Littelfuse, Inc., Broadcom Corporation, ORBCOMM Inc. and Lennox International, Inc.

Steven G. Crane	Director	Steven G. Crane has served as a director of Pulse since May 2011. In April 2014, Mr. Crane founded and became the President of Touchpoint Search, a consulting company with a principal business address of 1601 Trapelo Road, Suite 194, Waltham, Massachusetts 02451. From April 2007 to April 2014, he was the Chief Financial Officer of ModusLink Global Solutions, Inc., a NASDAQ company providing customized supply chain management services to the world´s leading high technology companies with a principal business address of 1601 Trapelo Road, Suite 170, Waltham, Massachusetts 02451. From 1999 to 2007, he was with Interactive Data Corporation, most recently as subsidiary President, FT Interactive Data from 2006 to 2007 and, prior to that, as its Chief Financial Officer responsible for all aspects of the company´s financial functions from 1999 to 2006.

David W. Heinzmann	Director	David W. Heinzmann has served as a director of Pulse since June 2014. Since January 2014, he has served as the Chief Operating Officer of Littelfuse, Inc., a leading circuit protection company with a principal business address of 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631. From September 2007 to January 2014, Mr. Heinzmann served as Vice President, Global Operations of Littelfuse. From 2004 to 2007, Mr. Heinzmann served as Vice President and General Manager, Automotive Business Unit of Littelfuse, and from 2000 to 2003, he served as Director of Global Operations for the Electronics Business Unit of Littelfuse. From 1985 to 2000, Mr. Heinzmann held various positions at Littelfuse, including as a Manufacturing Manager, Quality Manager, Plant Manager and Product Development Manager.

Kaj Vazales	Director	Kaj Vazales has served as a director of Pulse since February 2014. Mr. Vazales is currently a Senior Vice President for Oaktree Capital Management, L.P., a global asset management firm with a principal business address

Name	Position with Pulse	Principal Occupation or Employment and Five-Year Employment History
of 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, where he has worked since 2007. Prior to joining Oaktree, Mr. Vazales served for two years as an Analyst in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin.

Gary E. Sutton	Director	Gary E. Sutton has served as a director of Pulse since May 2013. Since November 2009, Mr. Sutton has served as the Chairman of the Board and Chief Executive Officer of SSI, Inc. From November 2009 to October 2014, he also served as Chairman of the Board and Chief Executive Officer of Clear Brook Industrial Park, Inc., which has a principal business address of 3470 Martinsburg Pike, P.O. Box 98, Clearbrook, Virginia 22624. He was a director of LightSource Renewables, LLC until its acquisition in 2014, a director of IQinVision, Inc. until its acquisition in 2014 and a director of Websense Inc., a NASDAQ company, until its acquisition in 2013. From October 2012 to February 2013, Mr. Sutton also served as interim Chief Executive Officer of IQinVision, a design and production company for high performance cameras with a principal business address of 27127 Calle Arroyo, Suite 1920, San Juan Capistrano, California 92675. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, Chief Executive Officer and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was Chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service.

Robert E. Switz	Director	Robert E. Switz has served as a director of Pulse since June 2014. He served as President and Chief Executive Officer of ADC Telecommunications Inc., a supplier of broadband network equipment and software, from August 2003 until its acquisition by Tyco Electronics Corp. (now TE Connectivity Ltd.) in December 2010. From 1994 until August 2003, he served in various senior management positions at ADC, including Chief Financial Officer, Executive Vice President and Senior Vice President. Mr. Switz was appointed a director of ADC in August 2003 and was appointed Chairman of the Board in June 2008. Prior to ADC, Mr. Switz was employed by Burr-Brown Corp., a manufacturer of precision microelectronics, most recently as Vice President, CFO and director, ventures and systems business. He currently serves on the boards of directors of Broadcom Corporation, Cyan, Inc., GT Advanced Technologies, Inc. and Micron Technology Inc., where he serves as Chairman of the Board.

OCM PE MERGER SUB, INC. (“MERGER SUB”)

Name	Position with Merger Sub	Principal Occupation or Employment and Five-Year Employment History
Ken Liang	Director, President	Ken Liang has served as president and a director of Merger Sub since its formation and for the past five years has worked for Oaktree Capital Management, L.P., a global asset management firm.

Emily Stephens	Director, Treasurer	Emily Stephens has served as treasurer and a director of Merger Sub since its formation and for the past five years has worked for Oaktree Capital Management, L.P.

Kaj Vazales	Director, Secretary	Kaj Vazales has served as secretary and a director of Merger Sub since its formation and for the past five years has worked for Oaktree Capital Management, L.P.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in this Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Annex A

INVESTMENT AGREEMENT AND
AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PULSE ELECTRONICS CORPORATION,

OCM PE HOLDINGS, L.P.

and

OCM PE MERGER SUB, INC.

DATED AS OF FEBRUARY 28, 2015

A-i

Index of Defined Terms

Exhibit A – Form of Articles of Incorporation
Exhibit B – Form of Bylaws
Exhibit C – FIRPTA Certificate
Exhibit D – Restructuring Request, Consent and Waiver

A-ii

INVESTMENT AGREEMENT AND
AGREEMENT AND PLAN OF MERGER

THIS INVESTMENT AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2015, by and among OCM PE HOLDINGS, L.P., a Delaware limited partnership (“Parent”), OCM PE MERGER SUB, INC., a Pennsylvania corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and PULSE ELECTRONICS CORPORATION, a Pennsylvania corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and Affiliates of investment funds managed by Oaktree Capital Management, L.P. (“Oaktree Capital Management”) own beneficially and of record 11,999,585 shares of the common stock of the Company, par value $0.125 per share (the “Company Common Stock”), which represents approximately 68.7% of the outstanding shares of Company Common Stock;

WHEREAS, for the consideration stated herein and subject to the terms hereof, Parent desires to make an additional investment in the Company, and the Company desires to obtain such investment (the “Investment”);

WHEREAS, immediately following consummation of the Investment and the issuance of shares in connection therewith, Parent and its Affiliates will own beneficially and of record in excess of 80% of the outstanding shares of Company Common Stock;

WHEREAS, Parent has proposed to the Special Committee (the “Special Committee”) of the Board of Directors of the Company that, immediately following the consummation of the Investment, Merger Sub acquire all of the issued and outstanding shares of Company Common Stock not owned by Parent;

WHEREAS, the Board of Directors of the Company established the Special Committee, consisting solely of independent and disinterested directors, to, among other things, consider and negotiate strategic transactions involving the Company, including the Investment and the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the Surviving Corporation (as defined below) and the other transactions contemplated by this Agreement (the Investment, the Merger and such other transactions, collectively, the “Transactions”), and to make a recommendation to the Board of Directors of the Company with respect thereto;

WHEREAS, the Special Committee has determined that it is fair to, advisable and in the best interests of the Company and the holders of Company Common Stock to enter into this Agreement with Parent and Merger Sub, providing for the Investment and the Merger, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”);

WHEREAS, the Board of Directors of the Company, based on the recommendation of the Special Committee, has approved and declared it advisable for the Company to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein; and

WHEREAS, the general partner of Parent and the board of directors of Merger Sub have adopted, approved and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein (such resolutions, collectively, the “Parent Resolutions”), which Parent Resolutions constitute the only vote or consent of securityholders of the Company necessary to approve and adopt this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.1 The Investment. At the Closing, upon the terms and subject to the conditions hereof, Parent shall purchase from the Company, and the Company shall sell and issue to Parent, that number of shares of Company Common Stock (the “Acquired Shares”) determined in the manner set forth in Section 1.1(b). Parent, in consideration for the Acquired Shares, will invest, or cause to be invested, $17,000,000.00 in the Company (the “Investment Amount”), in the following manner and subject to the terms and conditions set forth in this Agreement:

      (a) Loans. At the First Tranche Closing, Parent shall, or shall cause one or more of its Affiliates to, make loans to the Company or one or more of its Subsidiaries (the “Loans”) on economic and other terms no less favorable to the Company than the terms of the Term B Loans made under the Credit Agreement, pursuant to definitive loan, guarantee or collateral documentation reasonably satisfactory to Parent and the Company (including, as applicable, with respect to the perfection of liens and the conversion of such Loans to equity), in an aggregate principal amount equal to $8,500,000.00 (the amounts loaned to the Company in accordance with this Section 1.1(a), the “First Tranche Investment”).

      (b) Equity. At the Closing, (i) the Loans, if any, together with accrued interest, dividends or other amounts accrued thereon, shall convert into shares of Company Common Stock, in accordance with this Section 1.1(b) and (ii) Parent shall contribute, or cause to be contributed, to the capital of the Company cash in an amount equal to the Investment Amount less the principal amount of any Loans, and the Company shall issue to Parent, such number of shares of Company Common Stock as shall be determined by dividing the Investment Amount (together with accrued interest, dividends or other amounts accrued thereon) by the Merger Consideration (the “Share Issuance”); it being understood that to the extent that the sum of the number of shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management as of the date hereof plus the number of shares issued to Parent pursuant to the Share Issuance is less than one share more than 80% of the outstanding shares of Company Common Stock as of immediately prior to the Effective Time, as a result of (x) a breach of Section 4.2 (Capitalization) or (y) any issuance of Capital Stock of the Company after the date hereof, then the number of shares issued in the Share Issuance shall be increased by the lowest number of shares as is sufficient to provide that Parent and Affiliates of investment funds managed by Oaktree Capital Management own one share more than 80% of the outstanding shares of Company Common Stock as of immediately prior to the Effective Time. Simultaneously with the Share Issuance, Parent shall ensure that it owns directly or indirectly all of the shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management.

Section 1.2 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the PBCL, immediately following the consummation of the Investment, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the name “PULSE ELECTRONICS CORPORATION” and shall continue its existence under the Laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Merger Sub shall cease.

Section 1.3 First Tranche Closing; Closing; Effective Time.

      (a) First Tranche Closing. The closing of the First Tranche Investment (the “First Tranche Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, (i) within thirty (30) days following the date of this Agreement or such earlier date as the Company and Parent may mutually agree, subject to (x) the execution by Parent or its Affiliates, on the one hand, and the Company or one or more of its Subsidiaries, on the other hand, of definitive documentation reasonably satisfactory to Parent and the Company with respect to the Loans pursuant to Section 1.1(a), and (y) the satisfaction or waiver by the party entitled to waive the same of all of the conditions to the First Tranche Closing set forth in Article VII (other than those conditions which, by their terms, are to be satisfied or waived at the First Tranche Closing, but subject to the satisfaction or waiver of those conditions on the First Tranche Closing Date), it being understood that if the conditions set forth in the foregoing clauses (x) and (y) of this Section 1.3 have not been satisfied within such thirty (30) day period, the First Tranche Closing shall occur two Business Days following the satisfaction (or waiver) of the conditions set forth in the foregoing clauses (x) and (y) of this Section 1.3, or (ii) at such other time, place and date as the Company and Parent may mutually agree. The date upon which the First Tranche Closing occurs is referred to as the “First Tranche Closing Date” and the time at which the First Tranche Closing occurs is referred to as the “First Tranche Closing Time.”

      (b) Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the second Business Day after the date that all of the conditions to the Closing set forth in Article VII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions on the Closing Date) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date as the Company and Parent may mutually agree. The date upon which the Closing occurs is referred to as the “Closing Date.” The Closing shall occur in the following sequence: (i) the Investment shall be consummated, and the Company shall issue Parent the Acquired Shares, in accordance with Section 1.1(b), and (ii) immediately thereafter the parties shall cause to be filed articles of merger (the “Articles of Merger”) with the Department of State of the Commonwealth of Pennsylvania (the “Department of State”) to effect the Merger, in such form reasonably satisfactory to the Company and Parent as required by and executed in accordance with the relevant provisions of the PBCL (the date and time of the filing of the Articles of Merger with the Department of State being the “Effective Time”).

Section 1.4 Effect of the Merger; No Meeting of Shareholders.

      (a) Effect of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all as provided under the PBCL.

      (b) Merger Without Meeting of Shareholders. Notwithstanding anything in this Agreement to the contrary, following consummation of the Investment, Parent shall own in excess of eighty percent (80%) of the total outstanding shares of Company Common Stock, and the parties shall take all necessary and appropriate action to cause the Merger to become effective in accordance with Section 1.3 without a meeting of shareholders of the Company, in accordance with Section 1924(b)(1)(ii) and Section 1924(b)(3) of the PBCL (or their successor provisions, if applicable).

Section 1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

      (a) Subject to Section 1.5(b), each issued and outstanding share of Company Common Stock at the Effective Time (other than Dissenting Shares and shares owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management) shall be converted into the right to receive $1.50 in cash without interest (the “Merger Consideration”) upon surrender of the certificate that formerly evidenced such share of Company Common Stock in the manner provided in Section 2.2.

      (b) Each share of Company Common Stock (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management or (ii) that is owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall be automatically cancelled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.

      (c) All shares of Company Common Stock cancelled and converted pursuant to Section 1.5(b) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each certificate representing any shares of Company Common Stock (“Certificate”) and each uncertificated share of Company Common Stock (“Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company (other than a holder identified in Section 1.5(b)), shall from and after the Effective Time represent only the right to receive the Merger Consideration in accordance with Section 1.5(a).

      (d) Notwithstanding anything in this Agreement to the contrary, including Section 1.5(a), (b) and (c), shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands payment of fair value of such shares in accordance with Subchapter D of Chapter 15 of the PBCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters rights under the PBCL with respect to such shares) shall not be converted into the right to receive the Merger Consideration with respect to such Dissenting Shares as provided in Section 1.5(a), but shall instead entitle the holder thereof to only such rights as are granted by Subchapter D of Chapter 15 of the PBCL with respect to such Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights as are granted by Subchapter D of Chapter 15 of the PBCL. Notwithstanding the foregoing, if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to dissent pursuant to Subchapter D of Chapter 15 of the PBCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter D of Chapter 15 of the PBCL, then the right of such holder to be paid fair value of such holder’s Dissenting Shares under Subchapter D of Chapter 15 of the PBCL shall cease and such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5(a), without interest thereon, upon surrender of the certificate formerly representing such share. Notwithstanding anything to the contrary contained in Section 1.5(a), if the Merger is rescinded or abandoned prior to the Effective Time, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares pursuant to Subchapter D of Chapter 15 of the PBCL shall cease. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to or following the Effective Time pursuant to the PBCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, neither the Company nor the Surviving Corporation shall make any payment with respect to, or settle or offer to settle, any such demands.

Section 1.6 Conversion of Common Stock of Merger Sub. The shares of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become that number of validly issued, fully paid and non-assessable shares of common stock, no par value per share, of the Surviving Corporation, equal to the sum of (i) the number of shares of Company Common Stock owned by Parent and Affiliates of investment funds managed by Oaktree Capital Management as of the date of this Agreement, (ii) the number of shares of Company Common Stock to be issued in accordance with Section 1.1(b) and (iii) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, other than, in the case of this clause (iii), (x) shares of Company Common Stock owned by Parent or Affiliates of investment funds managed by Oaktree Capital Management immediately prior to the Effective Time or (y) shares of Company Common Stock owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, which shares of common stock of the Surviving Corporation shall constitute the only outstanding shares of Capital Stock of the Surviving Corporation.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1 Paying Agent. Prior to the mailing of the Transaction Statement to the Company’s shareholders, Parent will appoint Citibank, N.A. (or such other bank or trust company as may be reasonably satisfactory to the Company) to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration, pursuant to a paying agent agreement reasonably satisfactory to the Company and Parent. At or prior to the Closing, Parent shall deposit or shall cause to be deposited with the Paying Agent, in a separate fund established for the benefit of the holders of shares of Company Common Stock for payment in accordance with this Article II, immediately available funds constituting an amount equal to the aggregate amount of Merger Consideration payable in accordance with Section 1.5(a).

Section 2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record immediately prior to the Effective Time (i) a letter of transmittal which shall be in customary form as reasonably satisfactory to the Company and Parent and which shall specify that delivery shall be effected and risk of loss and title to such holders of shares of Company Common Stock shall pass only upon delivery of the Certificates to the Paying Agent or, in the case of Uncertificated Shares, upon adherence to the procedures set forth in the letter of transmittal and (ii) instructions for effecting the surrender of such Certificates or Uncertificated Shares in exchange for the applicable Merger Consideration. Upon surrender of a Certificate or Uncertificated Shares to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor cash in an amount equal to the product of (a) the number of shares of Company Common Stock represented by such Certificate or the number of Uncertificated Shares, as the case may be, multiplied by (b) the Merger Consideration. Any Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on the Merger Consideration payable.

Section 2.3 No Further Ownership Rights. All cash paid as Merger Consideration pursuant to Section 1.5(a) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.4 No Liability. If any Certificate or Uncertificated Share shall not have been surrendered prior to one year after the Effective Time, any such Merger Consideration shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent for satisfaction of their claims for such Merger

Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Uncertificated Share shall not have been surrendered prior to six (6) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental or regulatory (including stock exchange) authority, agency, court, commission, or other governmental body (each, a “Governmental Entity”)), any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock, as the case may be, formerly represented thereby, pursuant to this Agreement.

Section 2.6 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Uncertificated Shares shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by Law. After the Effective Time, any Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration, with respect to the shares of Company Common Stock formerly represented thereby.

Section 2.7 Treatment of Equity Awards Under Company Stock Plans.

      (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Plans (each, a “Company Stock Option”), whether or not exercisable or vested, shall become fully vested and exercisable, and all Company Stock Options shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company Stock Option as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Stock Option cancelled an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of each such Company Stock Option by (ii) the number of shares of Company Common Stock such holder could have purchased (assuming full vesting of such Company Stock Option) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Any Company Stock Option which has a per share exercise price greater than the Merger Consideration shall be cancelled at the Effective Time without any cash paid for such cancelled Company Stock Option.

      (b) At the Effective Time, each outstanding stock award granted pursuant to the Company Stock Plans (each, a “Company Restricted Stock Award”) that has not fully vested immediately prior to the Effective Time shall fully vest and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company Restricted Stock Award as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Restricted Stock Award cancelled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of shares covered by such Company Restricted Stock Award that have not vested immediately prior to the Effective Time. Any portion of the Company Restricted Stock Award that became vested prior to the Effective Time shall be paid out for such vested shares of Company Common Stock as provided in Section 2.1.

      (c) At the Effective Time, each outstanding restricted stock unit award granted pursuant to the Company Stock Plans that conveys the right to receive shares of Company Common Stock (each, a “Company RSU Award”), shall be fully vested as of the Effective Time and shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company RSU Award as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company RSU Award cancelled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of shares covered by such Company RSU Award that have not been settled immediately prior to the Effective Time.

      (d) At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a “Company Warrant”) (other than Company Warrants owned by Parent, which shall automatically be cancelled and retired and cease to exist for no consideration), shall be cancelled as of the Effective Time, and the Company shall pay each holder of any such Company Warrant as soon as administratively practicable after the Effective Time (and in any event within ten (10) Business Days after the Effective Time) for each such Company Warrant cancelled an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of each such Company Warrant by (ii) the number of shares of Company Common Stock subject to such Company Warrant. Any Company Warrant which has a per share exercise price greater than the Merger Consideration shall be cancelled at the Effective Time without any cash paid for such cancelled Company Warrant.

      (e) Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Stock Plans that are necessary to give effect to the transactions contemplated by this Section 2.7, and shall take such actions as are necessary and appropriate to terminate the Company Stock Plans and all Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants granted thereunder as of the Effective Time. All payments provided pursuant to this Section 2.7 shall be made through the Company’s payroll systems and the Company shall be entitled to deduct and withhold from such payments any amounts as it is required to deduct and withhold with respect to the making of such payments under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the equity in respect of which such deduction and withholding was made by the Company.

Section 2.8 Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and to withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and deposited with the appropriate taxing authorities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

CERTAIN CORPORATE MATTERS

Section 3.1 Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of the Company shall, at the Effective Time, be amended and restated to read in their entirety as set forth on Exhibit A and, as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 3.2 Bylaws of the Surviving Corporation. The Bylaws of the Company shall, at the Effective Time, be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the Bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 3.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports or the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Disclosure Letter”), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section or subsection will also be deemed to be disclosure against other Sections or subsections of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership, limited liability company or other applicable power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Capitalization. Section 4.2 of the Disclosure Letter sets forth a true and complete list of the authorized, issued and outstanding Capital Stock of the Company as of the date hereof. Section 4.2 of the Disclosure Letter sets forth a true and complete list as of the date hereof of all outstanding Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants, including, with respect to each Company Stock Option and Company Warrant, the number of underlying shares of Company Common Stock, the date of grant and the exercise price of such Company Stock Option and Company Warrant, as applicable, and, with respect to each Company Restricted Stock Award and Company RSU Award, the number of shares of Company Common Stock covered by, and the date of grant of, such Company Restricted Stock Award or Company RSU Award, as applicable. The issued and outstanding shares of Capital Stock of the Company are, and all shares of Company Common Stock (or common stock equivalents) that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable (to the extent that such concepts are applicable) and free of any preemptive rights in respect thereto. Except as set forth on Section 4.2 of the Disclosure Letter, there are no other shares of Capital Stock of the Company or options, warrants or other rights to acquire any such stock or securities authorized, issued, reserved for issuance or outstanding. There are no outstanding or authorized stock options (other than those set forth on Section 4.2 of the Disclosure Letter), stock appreciation, phantom stock, profit participation or similar rights with respect to the Capital Stock of the Company. The Company does not have any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the shareholders of the Company on any matter. There are no Contracts to which the Company or any of its Subsidiaries is a party or by which any of them are bound to (x) register, repurchase, redeem or otherwise acquire any Capital Stock of the Company or any of its Subsidiaries or (y) vote or dispose of any Capital Stock of the Company or any of its Subsidiaries. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of Capital Stock of the Company or any of its Subsidiaries.

Section 4.3 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation of the Transactions in compliance with the provisions of this Agreement by the Company have been duly authorized and approved by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Articles of Merger with the Department of State as required by the PBCL). Prior to the date hereof, each of the Board of Directors of the Company and the Special Committee have duly adopted resolutions approving this Agreement and the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

Section 4.4 Authorization of Company Common Stock. Upon the completion of the actions to be taken at the Closing, the shares of Company Common Stock to be issued and delivered to Parent at the Closing in connection with the consummation of the Investment (A) will be duly authorized by all necessary corporate action on the part of the Company, (B) will be validly issued, fully paid and nonassessable, (C) will not be subject to preemptive rights or restrictions on transfer (other than under applicable state and federal securities laws) and (D) will be free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (other than those created under this Agreement or by Parent or Merger Sub).

Section 4.5 No Conflict; Required Filings and Consents.

      (a) The execution and delivery by the Company of this Agreement does not, and the consummation of the Transactions in compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under any provision of (A) the Articles of Incorporation or the Bylaws of the Company, in each case as in effect immediately prior to the Closing (or equivalent organizational documents of any Subsidiaries of the Company) or (B) (1) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound and that is material to the business of the Company and its Subsidiaries, taken as a whole or (2) any Law of any Governmental Entity that is material to the Company and its Subsidiaries or any of their respective properties or assets, other than, in the case of such clause (B) above, (i) the Oaktree Contracts and (ii) any such matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article V, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity or any other Person, except for (i) the filing of appropriate certificates as required by the PBCL, (ii) such filings as may be required under the applicable requirements of any federal or state securities or “blue sky” laws and (iii) the filing with the U.S. Securities and Exchange Commission (the “SEC”) and mailing to shareholders of the Company of the Transaction Statement. No affirmative vote of the holders of the securities of the Company or any of its Subsidiaries, other than the Parent Resolutions, is necessary to approve and adopt this Agreement and the Transactions.

Section 4.6 Company SEC Reports.

      (a) During the three-year period prior to the date hereof, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to such date with the SEC (all such forms, documents and reports filed during such period, the “Company SEC Reports”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports at the time they were filed, or if amended, at the time of the last such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading.

      (b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as and at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) and were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.7 Private Offering. None of the Company, its Subsidiaries, their Affiliates or their Representatives have, directly or indirectly, made any offers or sales of any shares of Company Common Stock or solicited any offers to buy any shares of Company Common Stock under circumstances that would require registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Company Common Stock to be issued to Parent in connection with the Transactions. None of the Company, its Subsidiaries, their Affiliates or their Representatives have, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause this offering of Company Common Stock to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including under the rules and regulations of any securities exchange or automated quotation system. None of the Company, its Subsidiaries, their Affiliates and their Representatives will take any action or steps referred to in the two preceding sentences that would require registration under the Securities Act of any shares of Company Common Stock to be issued to Parent in connection with the Transactions. Assuming the accuracy of the representations made by Parent in Article V, the sale and delivery of the Company Common Stock hereunder are exempt from the (i) registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

Section 4.8 Brokers. Other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.9 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company or the Special Committee has received the opinion of Houlihan Lokey, dated on or about the date hereof (the “Fairness Opinion”), to the effect that, as of such date, and subject to the various limitations and assumptions contained therein, the consideration to be received by the shareholders of the Company (other than Parent, Merger Sub and their respective Affiliates) in the Merger pursuant to this Agreement is fair to such shareholders from a financial point of view. A correct and complete copy of the Fairness Opinion has been delivered to Parent on or about the date hereof.

Section 4.10 Anti-takeover Statutes. The Company has taken any and all necessary action to render the provisions of Subchapter E, Subchapter G and Subchapter H of Chapter 25 of the PBCL, inapplicable to the Company and its Affiliates and to this Agreement and the Transactions. Section 7 of Article VIII of the Company’s Bylaws was duly adopted by the Board of Directors of the Company prior to March 23, 1984 and Section 8 of Article VIII of the Company’s Bylaws was duly adopted by the Board of Directors of the Company during the period beginning on April 27, 1990 and ending on July 26, 1990, and in each case, such sections of the Bylaws have not been amended or rescinded since their adoption. The Company has taken all action necessary to render Subchapter F of Chapter 25 and Section 2538 of the PBCL inapplicable to the Transactions. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” (as such term is used in the PBCL) with the Company as a result of this Agreement or the consummation of any of the Transactions without any further action on the part of the Company's shareholders or the Board of Directors of the Company. No other Takeover Statutes apply to this Agreement or any of the Transactions.

Section 4.11 Transaction Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Transaction Statement will, at the time such document is filed with the SEC or mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion in the Transaction Statement.

Section 4.12 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Parent is a partnership, and Merger Sub is a corporation, in each case duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of organization or formation and has the requisite partnership or corporate power and authority, as applicable, and all necessary governmental approvals to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the Transactions. Parent owns beneficially and of record all of the outstanding Capital Stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.2 Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Transactions in compliance with the provisions of this Agreement by Parent and Merger Sub have been duly authorized and approved by all necessary action on the part of Parent and Merger Sub and no other proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing of the Articles of Merger with the Department of State as required by the PBCL). Prior to the date hereof, the general partner of Parent and board of directors of Merger Sub have duly adopted resolutions approving this Agreement and the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding at law or in equity.

Section 5.3 No Conflict; Required Filings and Consents.

      (a) The execution and delivery by Parent and Merger Sub of this Agreement does not, and the consummation of the Transactions in compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent and Merger Sub under any provision of (A) their respective organizational documents or (B) (1) any Contract to which either Parent or Merger Sub is a party or by which any of their respective properties or assets are bound and that is material to the business of Parent or Merger Sub, taken as a whole or (2) any Law of any Governmental Entity that is material to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of such clause (B) above, any such matter that would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Transactions.

      (b) Assuming the accuracy of the representations and warranties of the Company set forth in Article IV, the execution and delivery of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the Transactions do not and will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Entity or any other Person, except for (i) the filing of appropriate certificates as required by the PBCL, (ii) such filings as may be required under the applicable requirements of any federal or state securities or “blue sky” laws and (iii) the filing with the SEC and mailing to shareholders of the Company of the Transaction Statement.

Section 5.4 Ownership of Company Common Stock. As of the date hereof, Parent and Affiliates of investment funds managed by Oaktree Capital Management collectively own beneficially and of record 11,999,585 shares of Company Common Stock.

Section 5.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 5.6 Investment Purpose. Parent is acquiring the Acquired Shares in the Investment solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Parent acknowledges that the Acquired Shares are not registered under the Securities Act or any state securities laws, and that the Acquired Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Parent has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Acquired Shares and of making an informed investment decision, and has conducted an independent review and analysis of the business and affairs of the Company that it considers sufficient and reasonable for purposes of making the Investment. Parent is an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Exchange Act), and is not a person of the type described in Section 506(d) of Regulation D that would disqualify the Company from engaging in a transaction pursuant to Section 506 of Regulation D.

Section 5.7 Available Funds. Parent currently has or has reasonable access to, and on the Closing Date Merger Sub will have available, all funds necessary to pay the Investment Amount and the Merger Consideration and to satisfy their other obligations hereunder and in connection with the Transactions. The obligations of Parent and Merger Sub hereunder are not subject to any conditions regarding the ability of Parent or Merger Sub to obtain financing for the consummation of the Transactions.

Section 5.8 Transaction Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Transaction Statement will, at the time such document is filed with the SEC or mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion in the Transaction Statement.

Section 5.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business of the Company. From the date of this Agreement until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the ordinary course of business consistent with past practice, including using its reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and key employees, (iii) maintain good relationships with its customers, suppliers, lenders and others having material business relationships with it and (iv) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice.

Section 6.2 Indemnification; Directors’ and Officers’ Insurance.

      (a) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (acting in their capacity as such) (each, an “Indemnified Person”), against any costs or expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any matters existing or occurring at or prior to the Effective Time (including, without limitation, in respect of (x) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries or (y) any of the Transactions), whether asserted or claimed prior to, at or after the Effective Time (a “Proceeding”), in all such cases to the same extent that such Indemnified Person is indemnified pursuant to the Company’s Articles of Incorporation or Bylaws (or the equivalent organizational documents in the case of any of its Subsidiaries) or any indemnification agreement between such Indemnified Person and the Company or any of the Company’s Subsidiaries, as the case may be, in effect as of the date of this Agreement; provided, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim under this Section 6.2(a) in connection with a Proceeding, then the obligations of the Surviving Corporation set forth in this Section 6.2(a) shall survive the sixth anniversary of the Effective Time until such time as such Proceeding is fully and finally resolved.

      (b) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, cause all rights to indemnification and exculpation now existing in favor of each Indemnified Person as provided in the Company’s Articles of Incorporation and its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company) in effect as of the date of this Agreement, to be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and to survive the Merger and continue in full force and effect after the Effective Time. During the period commencing at the Effective Time and ending on the sixth anniversary of the

Effective Time, the Surviving Corporation shall, to the fullest extent permitted by Law, cause the Surviving Charter and Surviving Bylaws to, with respect to matters occurring at or prior to the Effective Time, contain provisions no less favorable with respect to indemnification and exculpation of the Indemnified Persons than are set forth in the Company’s Articles of Incorporation and its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company) in effect as of the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified after the Effective Time and prior to the sixth anniversary of the Effective Time in any manner that would adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring at or prior to the Effective Time; provided, however, that all rights to indemnification and exculpation in respect of any Proceeding pending or asserted or any claim made within such six-year period shall continue until the final disposition of such Proceeding or resolution of such claim. All rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such Indemnified Person and the Company or any of the Company’s Subsidiaries, as the case may be, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement.

      (c) During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall obtain and maintain directors’ and officers’ liability insurance for the Indemnified Persons at the current level and scope of the directors’ and officers’ liability insurance policies of the Company and the Company’s Subsidiaries in effect on the date of this Agreement; provided, however, that in no event shall the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 6.2(c) any amount per annum in excess of 300% of the aggregate premiums currently paid or payable by the Company in 2014 (on an annualized basis) for such purpose (the “Cap”); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

      (d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations of the Surviving Corporation (or its successors or assigns) under this Section 6.2.

      (e) Notwithstanding anything in this Agreement to the contrary, it is agreed that the rights of an Indemnified Person under this Section 6.2 shall be in addition to, and not a limitation of any other rights such Indemnified Person may have under the Articles of Incorporation of the Company, its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company), any other indemnification arrangements, the PBCL or otherwise and nothing in this Section 6.2 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Articles of Incorporation of the Company, its Bylaws (or the equivalent organizational documents in the case of any Subsidiary of the Company), any other indemnification arrangements, the PBCL or otherwise with respect to matters occurring prior to the Effective Time.

      (f) This Section 6.2 shall survive consummation of the Merger and the Effective Time. This Section 6.2 is intended to benefit, and may be enforced by, the Indemnified Persons and their respective heirs, representatives, successors and assigns, and shall be binding on all successors and assigns of the Surviving Corporation.

Section 6.3 Reasonable Best Efforts. Subject to the terms and conditions hereof and applicable Law, each of the parties hereto agrees to cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions on the terms and conditions set forth in this Agreement, and to cooperate with each other in connection with the foregoing, including all things necessary, proper or advisable to enable Parent or its Affiliates to make the Loan as promptly as reasonably practicable after the date hereof (including with respect to the guarantee of the Loans by the Company or one or more of its Subsidiaries, the securing of the Loans by substantially all of the assets of the Company or one or more of its Subsidiaries, and perfection of liens).

Section 6.4 Transaction Statement. As promptly as reasonably practicable and in any event within five (5) Business Days after the date hereof, the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) (which shall also satisfy the applicable requirements of the PBCL, including a required notice to shareholders of the Company of their dissent and appraisal rights in accordance with Section 1575 of the PBCL) in form and substance reasonably satisfactory to each of the Company and Parent relating to the Transactions. Parent shall cooperate with the Company in the preparation of the Transaction Statement and any amendments thereto and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC with respect to the Transaction Statement and to cause the Transaction Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the Transaction Statement, and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent shall cause the Company to comply promptly with Sections 1575, 1577 and 1579 of the PBCL, including by delivering to the former shareholders of the Company, promptly after the Effective Time, the notice required by Section 1575(a) of the PBCL.

Section 6.5 Public Announcements. No party hereto will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required by applicable Law, upon advice of counsel, in which case the party making such determination will, if practicable under the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance or publication; provided, further, that the foregoing shall not restrict communications between Parent and the investors or potential investors of Parent or its Affiliates in the ordinary course of business consistent with past practice.

Section 6.6 Non-Solicit. Subject to Section 6.7, until the earlier of the Closing and such time as this Agreement is terminated in accordance with Article VIII, except for the Transactions, the Company shall not, and shall cause its and its Affiliates’ respective directors, officers and other representatives not to, directly or indirectly, solicit, encourage or enter into any negotiation, discussion or agreement, with any party, with respect to the issuance or sale of equity of the Company or its Subsidiaries or all or any material portion of the assets of the Company or any of its Subsidiaries or any merger, tender offer, recapitalization or similar transaction with respect to the Company or any of its Subsidiaries or any of their respective businesses. The foregoing shall not prohibit (i) sales of products and services of the Company in the ordinary course of business consistent with past practice or (ii) actions taken in compliance with Section 6.7.

Section 6.7 Superior Proposal. The Company and its directors, officers and other representatives may at any time after the date hereof, prior to Closing, engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person made after the date hereof (that did not result from a breach of Section 6.6) and which the Special Committee concludes in good faith is reasonably likely to lead to a Superior Proposal, if and only to the extent that the Special Committee concludes in good faith (after consultation with outside legal counsel) that failure to engage in discussions and negotiations or provide any nonpublic information or data would be inconsistent with its duties under applicable Law. The Company shall provide Parent with a copy of any Acquisition Proposal received from a third Person within twenty-four (24) hours of receipt of such proposal and all nonpublic information or data provided to a third Person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such third Person.

Section 6.8 Restructuring Request. On or promptly following the date of this Agreement, the Company will provide a restructuring request, consent and waiver with respect to the Transactions, substantially in the form attached hereto as Exhibit D, to the lenders under the Credit Agreement, and the Closing shall not occur and the Loans shall not be made until the requisite lenders under the Credit Agreement have provided the waivers and consents to the Transactions provided thereunder. Parent shall cause the lenders under the Credit Agreement affiliated with Parent and/or Oaktree Capital Management to provide such waivers and consents with respect to the Transactions as promptly as practicable (and in any event within ten (10) Business Days following the date of this Agreement), and such waivers and consents shall remain in full force and effect in accordance with their terms.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Obligations of Each Party to Effect the Transactions. The respective obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are subject to the satisfaction at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions, unless waived in writing by all parties:

      (a) no Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or other Governmental Entity which prohibits, restrains or enjoins the consummation of any of the Transactions; and

      (b) solely in the case of the Closing (and not the First Tranche Closing), (i) at least thirty (30) days shall have elapsed since the Transaction Statement has been filed with the SEC in accordance with the applicable regulations of the SEC and the rules promulgated thereunder and (ii) the SEC or its staff shall have confirmed to the Company that the SEC and its staff have no outstanding comments with respect to the Transaction Statement.

Section 7.2 Conditions to Obligations of Parent and Merger Sub to Effect the Transactions. The obligations of Parent and Merger Sub to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are further subject to satisfaction or waiver by Parent at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions:

      (a) (i) the representations and warranties of the Company set forth in Article IV hereof (other than Section 4.2 (Capitalization)) shall be true and correct in all respects as of (x) in the case of the First Tranche Closing, the First Tranche Closing Date, as though made on and as of the First Tranche Closing Date and (y) in the case of the Closing, the Closing Date as though made on and as of the Closing Date, except, in each case (A) to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue as of the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date and (B) to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) the representations and warranties of the Company set forth in Section 4.2 (Capitalization) shall be true and correct in all material respects as of (1) in the case of the First Tranche Closing, the First Tranche Closing Date as though made on and as of the First Tranche Closing Date and (2) in the case of the Closing, the Closing Date as though made on and as of the Closing Date, as applicable, except, in the case of this clause (ii), in each case to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue as of the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date; it being understood, in the case of this clause (ii), that if as a result of the failure of the representations and warranties of the Company set forth in Section 4.2 (Capitalization) to be true and correct as of the applicable date prescribed by this clause (ii), the aggregate amount of the Merger Consideration payable under Section 1.5 or amounts payable under Section 2.7 (assuming consummation of the Closing) would be materially increased from the amounts that would be payable under either such section had the representations and warranties of the Company set forth in Section 4.2 (Capitalization) been true and correct as of the applicable date prescribed by this clause (ii), such failure of such representations and warranties to be so true and correct shall be deemed to be a failure of such representations and warranties to be true and correct in all material respects as of the applicable date prescribed by this clause (ii);

      (b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to (i) in the case of the First Tranche Closing, the First Tranche Closing Time, and (ii) in the case of the Closing, the Effective Time;

      (c) the Company shall have delivered to Parent and Merger Sub a certificate, signed by its chief executive officer or another senior officer on behalf of the Company, to the effect that the conditions contained in Section 7.2(a) and Section 7.2(b) have been satisfied in all respects;

      (d) since the date of this Agreement, there shall not have occurred any event, condition, fact, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

      (e) solely in the case of the Closing, the Company shall have delivered, or caused to be delivered, to Parent all necessary forms and certificates, dated as of the Closing Date, properly executed and in the form attached hereto as Exhibit C, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code; and

      (f) solely in the case of the Closing, the Company shall have delivered written resignations of each of the directors of the Company.

Section 7.3 Conditions to Obligations of the Company to Effect the Transactions. The obligations of the Company to consummate the transactions contemplated by the First Tranche Closing and the Closing, as applicable, are further subject to satisfaction or waiver by the Company at or prior to the First Tranche Closing Time and the Effective Time, as applicable, of the following conditions:

      (a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case (i) in the case of the First Tranche Closing, as of the First Tranche Closing Date as though made on and as of the First Tranche Closing Date and (ii) in the case of the Closing, as of the Closing Date as though made on and as of the Closing Date, except (x) to the extent such representations and warranties are made on and as of a specified date, in which case the same shall continue on the First Tranche Closing Date and on the Closing Date, as applicable, to be true and correct as of the specified date and (y) to the extent that the facts, events and circumstances that cause such representations and warranties to not be true and correct as of such dates have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by the First Tranche Closing or the Closing, as applicable;

      (b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to (i) in the case of the First Tranche Closing, the First Tranche Closing Time, and (ii) in the case of the Closing, the Effective Time; and

      (c) Parent shall have delivered to the Company a certificate, signed by its chief executive officer or another of its senior officers, to the effect that the conditions contained in Section 7.3(a) and Section 7.3(b) have been satisfied in all respects.

ARTICLE VIII

TERMINATION AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Transactions by the shareholders of the Company, as follows:

      (a) By mutual written consent of Parent and the Company (but with respect to the Company, only pursuant to a resolution adopted by the Special Committee);

      (b) By either Parent or the Company (with respect to the Company, only pursuant to a resolution adopted by the Special Committee):

            (i) if the Transactions shall not have been consummated on or before June 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Merger Sub, and vice versa) to perform any of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Transactions to be consummated on or before the Outside Date; or

            (ii) if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable;

      (c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the conditions set forth in Section 7.2(a) and Section 7.2(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one (1) business day prior to the Outside Date or (B) the date that is thirty (30) days from the date that the Company is notified in writing by Parent of such breach; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

      (d) by the Company (only pursuant to a resolution adopted by the Special Committee), if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any of the conditions set forth Section 7.3(a) and Section 7.3(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (A) one (1) business day prior to the Outside Date or (B) the date that is thirty (30) days from the date that Parent is notified in writing by the Company of such breach; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

      (e) by the Company (only pursuant to a resolution adopted by the Special Committee), in order to enter into any binding written agreement to effect a transaction that constitutes an Acquisition Proposal with respect to a Superior Proposal; provided, however, that this Agreement may not be so terminated unless the payment required by Section 8.2(b) is made in full to Parent substantially concurrently with the occurrence of such termination and the entry into such agreement with respect to such Acquisition Proposal, and in the event that such agreement is not substantially concurrently entered into or such payment is not concurrently made, such termination shall be null and void.

The party desiring to terminate this Agreement shall give written notice of such termination to each of the other parties hereto.

Section 8.2 Effect of Termination; Expense Reimbursement.

      (a) In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of Parent, Merger Sub or the Company, other than this Section 8.2, Section 8.3 and Article IX, which provisions shall survive such termination; provided, that nothing herein shall relieve any party from liability for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

      (b) If this Agreement is terminated by (i) the Company pursuant to Section 8.1(e) or (ii) by Parent or the Company prior to the Closing and following the consummation of the First Tranche Investment (for any reason), then in either case the Company shall pay, or cause to be paid, to Parent, by wire transfer of same day funds, to an account or accounts designated by Parent and as a condition to the effectiveness of such termination (solely in the case of a termination by the Company), all of Parent’s documented, reasonable out-of-pocket fees, costs and expenses (including reasonable fees, costs and expenses of counsel, accountants or other advisors or service providers) incurred in connection with this Agreement and the Transactions, including the negotiation, preparation and execution of this Agreement, the Transaction Statement and the agreements, instruments, and documents ancillary hereto or thereto or otherwise required in connection with the Transactions, and the performance of Parent’s obligations contemplated hereby and thereby.

      (c) Each of the parties hereto acknowledges that (i) the agreements contained in Section 8.2(b) are an integral part of the Transactions, (ii) the reimbursement provisions of Section 8.2(b) are not a penalty, and (iii) without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding anything contained herein to the contrary, Parent acknowledges and agrees that in the event that Parent is entitled to receive reimbursement of expenses under Section 8.2(b), the right of Parent to receive such payment shall constitute the sole and exclusive remedy of Parent and Merger Sub for, and such payment shall constitute liquidated damages in respect of, any such termination of this Agreement.

Section 8.3 Waiver. Parent hereby waives the terms of Section 3.06(a)(G) of the Investment Agreement with respect to the Transactions. Except as expressly set forth in this Section 8.3, this Agreement shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect the rights and remedies of Parent or its Affiliates under the Investment Agreement or any other agreement and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Investment Agreement or any other agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the Indemnified Persons, as expressly set forth in Section 6.2, (b) following the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (c) following the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company Warrants to receive the payments contemplated by the applicable provisions of Section 2.7 in accordance with the terms and conditions of this Agreement.

Section 9.2 Entire Agreement. This Agreement and the Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.

Section 9.3 [Reserved].

Section 9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign any of their rights and obligations hereunder to one or more new or existing Affiliates under common control with Parent; provided, however, that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. The parties shall take all reasonable actions to amend the terms of this Agreement in the event of any such assignment by Parent or Merger Sub in order to reflect such assignment, subject to the terms and conditions set forth in this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law thereof.

Section 9.7 Submission to Jurisdiction; Waivers. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any state or Federal court located in Philadelphia County in the Commonwealth of Pennsylvania and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts; provided, that the judgment of any such court may be enforced by any court of competent jurisdiction. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the above-named courts for any reason other than the failure to lawfully serve process; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts; and (d) any right to a trial by jury. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the above-named courts, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.9 Interpretation. Unless the express context otherwise requires:

      (a) the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party other than as set forth herein;

      (b) the words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement (including the Disclosure Letter) as a whole and not to any particular provision of this Agreement (unless otherwise specified);

      (c) words defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

      (d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

      (e) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

      (f) the word “or” shall be disjunctive but not exclusive;

      (g) references herein to any Law or license shall be deemed to refer to such Law or license as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time, to all rules and regulations promulgated thereunder, and to published clarifications or interpretations of applicable Governmental Entities with respect thereto;

      (h) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

      (i) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed on the Disclosure Letter, all such amendments, supplements or modifications must also be listed on such Disclosure Letter.

Section 9.10 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

Section 9.11 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

      (a) “Acquisition Proposal” means any (A) merger, consolidation, share exchange, business combination or similar transaction involving the sale of at least 80% of the outstanding shares of Capital Stock of the Company (and indirectly, of its Subsidiaries), (B) any sale, license, transfer or other disposition, directly or indirectly, of all or substantially all of the Company’s consolidated assets, or (C) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of at least 80% of the outstanding shares of Capital Stock of the Company.

      (b) “Affiliate” has the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act.

      (c) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

      (d) “Capital Stock” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in non-corporate Person (including any company, partnership, association, limited liability company, limited partnership, limited liability partnership, joint venture, business enterprise, trust or other legal entity), including membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

      (e) “Company Material Adverse Effect” means any event, condition, fact, change, occurrence or effect that, individually or in the aggregate with other events, conditions, facts, changes, occurrences or effects (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, except, solely with respect to clause (i), for any such events, conditions, facts, changes, occurrences or effects to the extent resulting from (A) changes in U.S. or global general economic conditions or in the credit, financial or capital markets generally, (B) changes in general market or economic conditions applicable to industries in which the Company or any of the Company’s Subsidiaries operates generally or in any specific jurisdiction or geographical area in the U.S. or elsewhere in the world in which the Company or any of its Subsidiaries operates, (C) changes, after the date of this Agreement, in Law or applicable accounting regulations (including GAAP) or principles or interpretations thereof, or political, legislative or business conditions in the countries in which the Company or any of its Subsidiaries operate, (D) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity (whether natural or manmade) or any material worsening of such conditions threatened or existing as of the date of this Agreement, (E) any act of God or natural disaster, (F) any failure by the Company or any of its Subsidiaries to meet any estimates, projections or forecasts (although any facts and circumstances that may have given rise or contributed to any such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) any matter set forth on Section 9.11(e) of the Disclosure Letter or of which Parent hereafter consents in writing or (H) changes resulting from, or actions taken in connection with, the announcement, pendency or anticipated consummation of the Merger or any of the other Transactions, including the impact thereof on relationships (contractual or otherwise) with customers, suppliers, distributors, partners, employees or regulators, or the commencement or pendency of any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions; provided, however, the exceptions in clauses (A), (B), (D) and (E) shall not apply if such events, conditions, facts, changes, occurrences or effects have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry in which the Company and its Subsidiaries operate.

      (f) “Company Stock Plans” means the Pulse Electronics Corporation 2012 Omnibus Incentive Compensation Plan, as amended, the 2001 Employee Stock Option Plan, as amended and restated as of March 1, 2010, and the Restricted Stock Plan II of Pulse Electronics Corporation, as amended and restated effective as of November 8, 2010.

      (g) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, franchise agreement, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

      (h) “Credit Agreement” means that certain Credit Agreement, dated as of February 28, 2008 (as amended and restated as of February 19, 2009, as further amended and restated as of August 5, 2011, as further amended and restated as of March 9, 2012, as further amended and restated as of November 7, 2012, as further amended on November 19, 2012, March 13, 2013 and February 21, 2014, and as further amended, restated, supplemented or otherwise modified from time to time), by and among the Company, Pulse Electronics (Singapore Pte) Ltd as the Singapore Borrower, each other Borrower party thereto (if any), the Lenders party thereto and Cantor Fitzgerald Securities as Administrative Agent.

      (i) “Investment Agreement” means that certain Investment Agreement, by and among the Company, certain of its Subsidiaries and Parent and certain of Parent’s affiliated funds, dated November 7, 2012, as further amended, restated, supplemented or otherwise modified from time to time.

      (j) “Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers, partners or other persons holding similar positions of responsibility or authority, as applicable.

      (k) “Laws” means any federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, Order or other requirement of any Governmental Entity.

      (l) “Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

      (m) “Oaktree Contracts” means (i) the Investment Agreement and (ii) the Credit Agreement.

      (n) “Order” means any decree, order, writ, judgment, injunction, directive, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

      (o) “Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, Governmental Entity or other entity or group (as defined in the Exchange Act).

      (p) “Representative” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

      (q) “Subsidiary” means, with respect to any Person, any other Person of which the first Person (i) owns, directly or indirectly, a majority of the outstanding Capital Stock or (ii) is entitled, directly or indirectly, to elect a majority of the board of directors or other body performing similar functions.

      (r) “Superior Proposal” means a bona fide written Acquisition Proposal made by a third Person at an implied price per share of Company Common Stock greater than the Merger Consideration and otherwise on terms that the Special Committee determines in its good faith judgment, after consultation with outside legal counsel and financial advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal and such other relevant factors (including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions, conditions to consummation and feasibility and certainty of consummation (including whether consummation is reasonably capable of being completed on a timely basis on the terms proposed), as well as any changes to the financial terms of this Agreement, if any, proposed by Parent in response to such proposal or otherwise), would, if consummated, be more favorable to the Company and all of its shareholders, from a financial point of view, than the transactions contemplated by this Agreement.

      (s) “Takeover Statutes” shall mean so-called “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover Laws.

Section 9.12 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) or (iii) one (1) Business Day after being sent to the recipient by facsimile transmission or electronic mail, and addressed to the intended recipient as set forth below:

If to Parent or Merger Sub:	OCM PE Holdings, L.P.
c/o Oaktree Capital Management, L.P. 333 South Grand Avenue, 28th Floor Los Angeles, California 90071

Attention: Kenneth Liang and Kaj Vazales Facsimile: (213) 830-8522 Email: kliang@oaktreecapital.com and kvazales@oaktreecapital.com

with a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Attention: Kenneth M. Schneider Facsimile: (212) 757-3990 Email: kschneider@paulweiss.com

If to the Company:	Pulse Electronics Corporation
12220 World Trade Drive San Diego, California 92128

Attention: Chief Financial Officer
Facsimile: (858) 674-8262

with a copy to:	Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130

Attention: Craig M. Garner Facsimile: (858) 523-5450 Email: craig.garner@lw.com

Section 9.13 Amendments. This Agreement may be amended if, and only if, such amendment is in writing and signed by the party against whom such amendment shall be enforced.

Section 9.14 Waiver. At any time prior to the Effective Time, to the fullest extent permitted by applicable Law:

            (i) the Special Committee on behalf of the Company may (a) extend the time for the performance of any of the obligations or other acts of Parent and/or Merger Sub, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent or Merger Sub pursuant hereto, or (c) waive compliance by Parent or Merger Sub with any of the agreements or with any conditions to the Company’s obligations.

            (ii) Parent may (a) extend the time for the performance of any of the obligations or other acts of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto, or (c) waive compliance by the Company with any of the agreements or with any conditions to Parent’s or Merger Sub’s obligations.

      (b) Any consent or agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer (in the case of the Company, subject to the provisions of applicable Law, only after approval of the Special Committee as to such action has been provided). The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.

      (Signature page follows.)

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PULSE ELECTRONICS CORPORATION

By:	/s/ Michael C. Bond
Name: Michael C. Bond
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

OCM PE HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Kenneth Liang
Name: Kenneth Liang
Title: Authorized Signatory

By:	/s/ Kaj Vazales
Name: Kaj Vazales
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

OCM PE MERGER SUB, INC.

By:	/s/ Kenneth Liang
Name: Kenneth Liang
Title: Director

[Signature Page to Agreement and Plan of Merger]

INDEX OF DEFINED TERMS
Defined Term	Where Defined
“Acquired Shares”	Section 1.1
“Acquisition Proposal”	Section 9.11(a)
“Affiliate”	Section 9.11(b)
“Agreement”	Preamble
“Articles of Merger”	Section 1.3
“Business Day”	Section 9.11(c)
“Cap”	Section 6.2(c)
“Capital Stock”	Section 9.11(d)
“Certificate”	Section 1.5(c)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Code”	Section 2.7(e)
“Company”	Preamble
“Company Common Stock”	Recitals
“Company Material Adverse Effect”	Section 9.11(e)
“Company Restricted Stock Award”	Section 2.7(b)
“Company RSU Award”	Section 2.7(c)
“Company SEC Reports”	Section 4.6(a)
“Company Stock Option”	Section 2.7(a)
“Company Stock Plans”	Section 9.11(f)
“Company Warrant”	Section 2.7(a)
“Contract”	Section 9.11(g)
“Credit Agreement”	Section 9.11(h)
“Department of State”	Section 1.3
“Disclosure Letter”	Article IV
“Dissenting Shares”	Section 1.5(d)
“Effective Time”	Section 1.3
“Exchange Act”	Section 4.6(a)
“Fairness Opinion”	Section 4.9
“First Tranche Closing”	Section 1.3(a)
“First Tranche Closing Date”	Section 1.3(a)
“First Tranche Closing Time”	Section 1.3(a)
“First Tranche Investment”	Section 1.1(a)
“GAAP”	Section 4.6(b)
“Governmental Entity”	Section 2.4
“Houlihan Lokey”	Section 4.8
“Indemnified Person”	Section 6.2(a)
“Investment”	Recitals
“Investment Agreement”	Section 9.11(h)
“Investment Amount”	Section 1.1
“Knowledge”	Section 9.11(j)
“Laws”	Section 9.11(k)
“Liens”	Section 9.11(l)
“Loans”	Section 1.1(a)
“Merger”	Recitals
“Merger Consideration”	Section 1.5(a)
“Merger Sub”	Preamble
“Oaktree Capital Management”	Recitals
“Oaktree Contracts”	Section 9.11(m)

INDEX OF DEFINED TERMS
Defined Term	Where Defined
“Order”	Section 9.11(n)
“Outside Date”	Section 8.1(b)(i)
“Parent”	Preamble
“Parent Resolutions”	Recitals
“Paying Agent”	Section 2.1
“PBCL”	Recitals
“Person”	Section 9.11(o)
“Proceeding”	Section 6.2(a)
“Representative”	Section 9.11(p)
“SEC”	Section 4.5(b)
“Securities Act”	Section 4.6(a)
“Share Issuance”	Section 1.1(b)
“Special Committee”	Recitals
“Subsidiary”	Section 9.11(q)
“Superior Proposal”	Section 9.11(r)
“Surviving Bylaws”	Section 3.2
“Surviving Charter”	Section 3.1
“Surviving Corporation”	Section 1.2
“Takeover Statutes”	Section 9.11(s)
“Transaction Statement”	Section 6.4
“Transactions”	Recitals
“Uncertificated Share”	Section 1.5(c)

Annex B

February 27, 2015

The Special Committee of the Board of Directors of Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

The Board of Directors of Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

Dear Ladies and Gentlemen:

We understand that OCM PE Holdings, L.P. (“Parent”) and other affiliated investment funds managed by Oaktree Capital Management L.P. (“Oaktree”) currently own 11,999,585 shares of the common stock, par value $0.125 per share (“Company Common Stock”), of Pulse Electronics Corporation (the “Company”), which represents approximately 68.7% of the outstanding shares of Company Common Stock. We further understand that the Company intends to enter into an Investment and Merger Agreement (as defined below) pursuant to which, among other things, (i) Parent will invest, or cause to be invested, $17,000,000 in the Company in consideration for the issuance of additional shares of Company Common Stock as follows (collectively, the “Investment”): (a) Parent will cause one or more of its affiliates to make loans (the “Loans”) to the Company or one or more subsidiaries of the Company in an aggregate principal amount equal to $8,500,000 on economic and other terms no less favorable to the Company than the terms of the Term B Loans made under the Company’s existing credit agreement, and (b) at consummation of the Transactions (as defined below), Parent will contribute to the Company, or cause to be contributed, $17,000,000 in cash, less the principal amount of any Loans, in exchange for shares of Company Common Stock, and the Loans will convert into shares of Company Common Stock, in each case at a per share price equal to the Merger Consideration (as defined below), subject to adjustment, such that Parent and affiliates of investment funds managed by Oaktree will own in excess of 80% of the outstanding shares of Company Common Stock; (ii) immediately following the consummation of the Investment, OCM PE Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), will merge with and into the Company (the “Merger” and, together with the Investment, the “Transactions”); and (iii) each issued and outstanding share of Company Common Stock, other than dissenting shares and shares owned by Parent, Merger Sub and any of their affiliates, will be converted into the right to receive $1.50 in cash without interest (the “Merger Consideration”).

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee and the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock, other than holders of dissenting shares and Parent, Merger Sub and any of their affiliates (the “Unaffiliated Shareholders”) in the Merger is fair, from a financial point of view, to such holders.

The Special Committee of the Board of Directors of Pulse Electronics Corporation
The Board of Directors of Pulse Electronics Corporation
February 27, 2015

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft dated February 24, 2015 of the Investment Agreement and Agreement and Plan of Merger, dated as of [ ] [ ], 2015, by and among Parent, Merger Sub and the Company (the “Investment and Merger Agreement”), together with the Disclosure Letter to the Investment and Merger Agreement (collectively, the “Agreement”);
2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending December 31, 2014 through December 31, 2015;
4.	spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters;
5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;
7.	reviewed the current and historical market prices and trading volume for Company Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;
8.	reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and
9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

In reaching our conclusions hereunder, we did not perform a discounted cash flow analysis because we have not received projections of a sufficient length for us to perform such analysis.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) the Investment will be consummated immediately prior to the consummation of the Merger, and (d) the Transactions will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without

The Special Committee of the Board of Directors of Pulse Electronics Corporation
The Board of Directors of Pulse Electronics Corporation
February 27, 2015

independent verification, that (i) the Transactions will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an adverse effect on the Transactions, the Company or the Merger Consideration that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to either Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transactions or (b) negotiate the terms of either Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Company Common Stock actually will be when issued in respect of the Investment pursuant to the Agreement, or the price or range of prices at which the Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished solely for the use of the Committee and the Board (solely in their capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act with respect to any matter relating to the Transactions or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transactions and their respective affiliates or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to Oaktree and certain of its affiliates and/or portfolio companies (collectively, the “Oaktree Group”), for which Houlihan Lokey and such affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to Senior Home Care, Inc., then a portfolio company of the Oaktree Group, in its sale transaction, which transaction closed in November 2013, (ii) having acted as financial advisor to Tekni-Plex, Inc., then a portfolio company of the Oaktree Group, in its sale of its Swan Hose division, which transaction closed in April 2013, (iii) having provided certain financial opinions to Townsquare Media, a portfolio company of the Oaktree Group, in connection with its acquisition of certain radio stations from Cumulus Media, (iv) providing certain financial advisory and valuation services to the Oaktree Group (including prior valuation services relating to certain of the Oaktree Group’s interests in the Company), (v) having acted as financial advisor to RNT I, LLC, a joint venture between affiliates of the Oaktree Group and Carrington Property Services, in connection with the sale of a portfolio of single family rental homes, which transaction closed in March 2014, and (vi) having acted as financial advisor to Excel Maritime Holding Company LLC, a portfolio company of the Oaktree Group, in connection with its sale of certain vessel assets, in August 2014. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the

The Special Committee of the Board of Directors of Pulse Electronics Corporation
The Board of Directors of Pulse Electronics Corporation
February 27, 2015

Company, the Oaktree Group, other participants in the Transactions or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Oaktree Group, other participants in the Transactions or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the Oaktree Group, other participants in the Transactions or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Oaktree Group, other participants in the Transactions or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transactions. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, Parent, their respective security holders or any other party to proceed with or effect either Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, either Transaction or otherwise (other than the Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of either Transaction to the holders of any class of securities, creditors or other constituencies of the Company or Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of either Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of either Transaction to any one class or group of the Company’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in either Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to either Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee and the Board, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transactions or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the Unaffiliated Shareholders in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

/s/ Houlihan Lokey Capital, Inc.

Annex C

Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law

SUBCHAPTER D
DISSENTERS RIGHTS

Sec.

1571. Application and effect of subchapter.
1572. Definitions.
1573. Record and beneficial holders and owners.
1574. Notice of intention to dissent.
1575. Notice to demand payment.
1576. Failure to comply with notice to demand payment, etc.
1577. Release of restrictions or payment for shares.
1578. Estimate by dissenter of fair value of shares.
1579. Valuation proceedings generally.
1580. Costs and expenses of valuation proceedings.

Cross References. Subchapter D is referred to in sections 1103, 1105, 1906, 1913, 1923, 1930, 1931, 1932, 1952, 1962, 2104, 2123, 2321, 2324, 2325, 2512, 2538, 2704, 2705, 2904, 2907, 7104 of this title.

§ 1571. Application and effect of subchapter.

(a) General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).
Section 1930 (relating to dissenters rights).
Section 1931(d) (relating to dissenters rights in share exchanges).
Section 1932(c) (relating to dissenters rights in asset transfers).
Section 1952(d) (relating to dissenters rights in division).
Section 1962(c) (relating to dissenters rights in conversion).
Section 2104(b) (relating to procedure).
Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).
Section 2325(b) (relating to minimum vote requirement).
Section 2704(c) (relating to dissenters rights upon election).
Section 2705(d) (relating to dissenters rights upon renewal of election).
Section 2904(b) (relating to procedure).
Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).
Section 7104(b)(3) (relating to procedure).

(b) Exceptions.—

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

(Dec. 19, 1990, P.L.834, No.198, eff. imd.; June 22, 2001, P.L.418, No.34, eff. 60 days)

2001 Amendment. Act 34 amended subsecs. (a) and (b), amended and relettered subsec. (g) to subsec. (h) and added a new subsec. (g).

1990 Amendment. Act 198 amended subsecs. (a), (b) and (e), relettered subsec. (f) to subsec. (g) and added a new subsec. (f).

Cross References. Section 1571 is referred to in sections 1103, 1930, 1952, 2537 of this title.

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

(Dec. 19, 1990, P.L.834, No.198, eff. imd.; June 22, 2001, P.L.418, No.34, eff. 60 days)

2001 Amendment. Act 34 amended the defs. of “corporation” and “dissenter” and added the def. of “shareholder.”

Cross References. Section 1572 is referred to in section 1571 of this title.

§ 1573. Record and beneficial holders and owners.

(a) Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

(Dec. 18, 1992, P.L.1333, No.169, eff. 60 days)

1992 Amendment. Act 169 amended subsec. (a).

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a) General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by the shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

Cross References. Section 1575 is referred to in sections 1576, 1577, 1579, 2512 of this title.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

(Dec. 19, 1990, P.L.834, No.198, eff. imd.)

1990 Amendment. Act 198 amended subsec. (a).

§ 1577. Release of restrictions or payment for shares.

(a) Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.—Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation's estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

(Dec. 19, 1990, P.L.834, No.198, eff. imd.)

1990 Amendment. Act 198 amended subsecs. (c) and (d).

Cross References. Section 1577 is referred to in sections 1576, 1578, 2512 of this title.

§ 1578. Estimate by dissenter of fair value of shares.

(a) General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

(Dec. 19, 1990, P.L.834, No.198, eff. imd.)

1990 Amendment. Act 198 amended subsec. (b).

Cross References. Section 1578 is referred to in sections 1579, 1580 of this title.

§ 1579. Valuation proceedings generally.

(a) General rule.—Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation's failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Cross References. Section 1579 is referred to in section 1580 of this title.

§ 1580. Costs and expenses of valuation proceedings.

(a) General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.